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                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington DC  20549


                                      FORM N-8B-2

                   REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST
                        WHICH ARE CURRENTLY ISSUING SECURITIES


                                  Dated June 30, 1998



            Pursuant to Section 8(b) of the Investment Company Act of 1940

     VEL  Account III of Allmerica Financial Life Insurance and Annuity Company
                           (Name of Unit Investment Trust)

                                  440 Lincoln Street
                                  Worcester MA 01653

                     (Address of Principal Office of Registrant)



Issuer of periodic payment plan certificates only for purposes of information provided herein.


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I    I.   ORGANIZATION AND GENERAL INFORMATION

     1. (a) FURNISH NAME OF THE TRUST AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER.

               The trust is the VEL Account III ("Separate Account") of Allmerica Financial Life Insurance and Annuity Company. The Separate Account is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the "Company") and has no employer identification number.

          (b) FURNISH TITLE OF EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE TRUST.

               The securities are single payment individual variable life insurance Contracts (the "Contracts").

     2. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH DEPOSITOR OF THE TRUST.

          Allmerica Financial Life Insurance and Annuity Company
          440 Lincoln Street
          Worcester, Massachusetts 01653

          FEIN: 04-6145677.

     3. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH CUSTODIAN OR TRUSTEE OF THE TRUST INDICATING FOR WHICH CLASS OR SERIES OF SECURITIES EACH CUSTODIAN OR TRUSTEE IS ACTING.

          The Company will hold in its own custody all of the securities.

     4. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST.

          Distribution of the Contracts has not yet commenced. When distribution commences, the principal underwriter will be:

          Allmerica Investments, Inc.
          440 Lincoln Street
          Worcester MA 01653

          FEIN: 04-2448927.

     5. FURNISH NAME OF STATE OR OTHER SOVEREIGN POWER, THE LAWS OF WHICH GOVERN WITH RESPECT TO THE ORGANIZATION OF THE TRUST.

          Delaware.

     6.   (a)  FURNISH THE DATES OF EXECUTION AND TERMINATION OF
               AGREEMENT CURRENTLY IN EFFECT UNDER THE TERMS OF WHICH THE TRUST WAS ORGANIZED AND ISSUED OR PROPOSES TO ISSUE SECURITIES.


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               The Separate Account was established under Delaware law pursuant to a resolution of the Board of Directors of the Company on June 13, 1996. The resolution establishing the Separate Account will continue until amended by the Board of Directors of the Company. The Contracts will be issued pursuant to this resolution.

          (b) FURNISH THE DATES OF EXECUTION AND TERMINATION OF ANY INDENTURE OR AGREEMENT CURRENTLY IN EFFECT PURSUANT TO WHICH THE PROCEEDS OF PAYMENTS ON SECURITIES ISSUED OR TO BE ISSUED BY THE TRUST ARE HELD BY THE CUSTODIAN OR TRUSTEE.

               None.

     7. FURNISH IN CHRONOLOGICAL ORDER THE FOLLOWING INFORMATION WITH RESPECT TO EACH CHANGE OF NAME OF THE TRUST SINCE JANUARY 1, 1930. IF THE NAME HAS NEVER BEEN CHANGED, SO STATE.

          The name of the Separate Account has never been changed.

     8.   STATE THE DATE ON WHICH THE FISCAL YEAR OF THE TRUST ENDS.

          December 31.

     MATERIAL LITIGATION

     9. FURNISH A DESCRIPTION OF ANY PENDING LEGAL PROCEEDINGS, MATERIAL WITH RESPECT TO THE SECURITY HOLDERS OF THE TRUST BY REASON OF THE NATURE OF THE CLAIM OR THE AMOUNT THEREOF, TO WHICH THE TRUST, THE DEPOSITOR, OR THE PRINCIPAL UNDERWRITER IS A PARTY OR OF WHICH THE ASSETS OF THE TRUST ARE THE SUBJECT, INCLUDING THE SUBSTANCE OF THE CLAIMS INVOLVED IN SUCH PROCEEDING AND THE TITLE OF THE PROCEEDING. FURNISH A SIMILAR STATEMENT WITH RESPECT TO ANY PENDING ADMINISTRATIVE PROCEEDING COMMENCED BY A GOVERNMENTAL AUTHORITY OR ANY SUCH PROCEEDING OR LEGAL PROCEEDING KNOWN TO BE CONTEMPLATED BY A GOVERNMENTAL AUTHORITY. INCLUDE ANY PROCEEDINGS WHICH, ALTHOUGH IMMATERIAL ITSELF, IS REPRESENTATIVE OF, OR ONE OF, A GROUP WHICH IN THE AGGREGATE IS MATERIAL.

          There are no current or pending legal or administrative proceedings to which the Separate Account, the Company, or Allmerica Investments Inc. is a party and which are material with respect to the security holders of the Separate Account.

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

     GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS.

     10. FURNISH A BRIEF STATEMENT WITH RESPECT TO THE FOLLOWING MATTERS FOR EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE TRUST.

          (a)  WHETHER THE SECURITIES ARE OF THE REGISTERED OR BEARER TYPE.

               The Contracts are variable life insurance policies, and as such
               are "registered" in the name of the Contract Owner.   Records
               concerning the Contract Owner are maintained by or on behalf of the Company.


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          (b)  WHETHER THE SECURITIES ARE OF THE CUMULATIVE OR DISTRIBUTIVE
               TYPE.

               The Contracts are of the cumulative type, providing for no distribution of income, dividends or capital gains except in connection with a voluntary surrender or partial withdrawal of Contract value by a Contract Owner, or in connection with the payment of death benefits.

          (c) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO WITHDRAWAL OR REDEMPTION.

               A Contract may be surrendered at any time, subject to the possible imposition of a contingent deferred sales charge. See
               Item 13(a) "Surrender Charge" and Item 17(a) "Surrender."

               After the first Contract year, partial withdrawals in a minimum amount of $1000 may be made from the Contract value at any time upon written request filed at the Company's Principal Office. A partial withdrawal will not be permitted if it would reduce the Contract Value below $10,000. A transaction charge, which is the smaller of 2% of the amount withdrawn or $25, will be assessed in all cases. A partial withdrawal charge may also be deducted.
               The partial withdrawal charge will not exceed the surrender charge, and the outstanding surrender charge will be reduced by the amount of the partial withdrawal charges. See Item 13(a) "Charges on Partial Withdrawal" and Item 17(a) "Partial Withdrawal."

          (d) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO CONVERSION, TRANSFER, PARTIAL-REDEMPTION, AND SIMILAR MATTERS.

               TRANSFER - The Contracts permit net premiums to be allocated either to the Company's General Account or to the Sub-Accounts of the Separate Account. Each Sub-Account invests exclusively in a corresponding investment portfolio ("Underlying Fund") of the Allmerica Investment Trust ("AIT"), managed by AFIMS; of the Variable Insurance Products Fund ("VIP") or Variable Insurance Products Fund II (VIP II), managed by Fidelity Management and Research Company ("Fidelity Management"); of the T. Rowe Price International Series, Inc. ("T. Rowe Price"), managed by Rowe Price-Fleming International, Inc.; or of the Delaware group Premium Fund, Inc. ("DGPF).

               Subject to the consent of the Company, the Contract Owner may transfer amounts among all of the Sub-Accounts and between the Sub-Accounts and the General Account, subject to certain restrictions.

               The Contract Owner may apply for automatic transfers from the Government Bond Sub-Account, or the Money Market Sub-Account to one or more of the other Sub-Accounts. Automatic transfers may be made at intervals of one, three, six or twelve months. Each automatic transfer must be at least $100. If the Sub-Account from which the automatic transfer is to be made is reduced to $0
               (zero), the automatic transfer will cease. The Contract Owner must then reapply for any future automatic transfers. The Contract Owner may also apply for automatic account rebalancing, in order to reallocate Contract Value among the Sub-Accounts at intervals of one, three, six or twelve months.


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               The first 12 transfers in a Contract year are free.  Thereafter, the Company may deduct a transfer charge (not to exceed $25) from amounts transferred in that Contract year. The first automatic transfer counts as one transfer toward the 12 free transfers allowed in each Contract year. Each subsequent automatic transfer is free and does not reduce the remaining number of transfers that are free in a Contract year. Any transfers made for a conversion privilege, Contract loan or material change in investment policy will not count toward the 12 free transfers.

               The transfer privilege is subject to the Company's consent. The Company reserves the right to impose limits on transfers including, but not limited to, the:

               -    Minimum amount that may be transferred;
               - Minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account;
               -    Minimum period between transfers involving the Fixed
                    Account; and
               -    Maximum amounts that may be transferred from the Fixed
                    Account.

               Transfers involving the Fixed Account are currently permitted only if:

               - There has been at least a ninety (90) day period since the last transfer from the Fixed Account; and
               - The amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or 25% of the Contract Value.

               These rules are subject to change by the Company.

               CONVERSION PRIVILEGE - During the first 24 Contract months after the date of issue, subject to certain restrictions, the Contract Owner may convert the Contract to a flexible premium fixed Contract by transferring all Contract Value in the Sub-Accounts to the General Account and by simultaneously changing the allocation of future premiums to the General Account. A similar conversion privilege is in effect for 24 Contract months after the date of an increase in face amount, under which the Contract Owner may convert by transferring all or part of Contract value in the Sub-Accounts to the General Account and by simultaneously changing the allocation of all or part of future premiums to the General Account.

               FREE LOOK PRIVILEGE - The Contract provides for a free look period under the Right to Cancel provision. The Contract Owner has the right to examine and cancel the Contract by returning it to the Company or one of its representatives on or before the tenth day (or such later date as may be required by state law) after the Contract owner receives the Contract.

               If the Contract provides for a full refund under its "Right to Cancel" provision (as may be required by state law), the refund will be the entire Payment. If the Contract does not provide for a full refund (as provided by state law), the Contract Owner will receive:

               -    Amounts allocated to the Fixed Account; PLUS
               -    The Contract Value in the Variable Account: PLUS
               -    All fees, charges and taxes which have been imposed.

          The Contract Owner may make surrenders and partial withdrawals as described in


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               Items 10(c), 13(a) and 17(a).

          (e) IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENTS WITH RESPECT TO LAPSES OR DEFAULTS BY SECURITY HOLDERS IN MAKING PRINCIPAL PAYMENTS, AND WITH RESPECT TO REINSTATEMENT.

               CONTRACT TERMINATION AND REINSTATEMENT - The Contract will terminate if on a Monthly Processing Date the Surrender Value is less than $0 (zero.) If this situation occurs, the Contract will be in default. The Contract Owner will then have a grace period of 62 days, measured from the date of default, to make a Payment sufficient to prevent termination. On the date of default, the Company will send a notice to the Contract owner and to any assignee of record. The notice will state the Payment due and the date by which it must be paid. Failure to make a sufficient Payment within the grace period will result in the Contract terminating without value.

               A terminated Contract may be reinstated within three years of the date of default and before the Final Payment Date. The reinstatement takes effect on the Monthly Processing Date following the date the Contract Owner submits to the Company:

               -    Written application for reinstatement;

               - Evidence of Insurability showing that the Insured is insurable according to the Company's current underwriting rules;

               - A Payment that is large enough to cover the cost of all Contract charges that were due and unpaid during the grace period and that is large enough to keep the Contract in force for three months; and

               - A Payment or reinstatement of any loan against the Contract that existed at the end of the grace period.

               CONTRACT VALUE ON REINSTATEMENT - The Contract Value on the date of reinstatement is:

               - The Payment made to reinstate the Contract and interest earned from the date the Payment was received at our Principal Office; PLUS

               - The Contract Value less any Outstanding Loan on the date of default (not to exceed the surrender charge on the date of reinstatement); MINUS

               -    The Monthly Deductions due on the date of reinstatement.


          (f) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENTS WITH RESPECT TO VOTING RIGHTS, TOGETHER WITH THE NAMES OF ANY PERSONS OTHER THAN SECURITY HOLDERS GIVEN THE RIGHT TO EXERCISE VOTING RIGHTS PERTAINING TO THE TRUST'S SECURITIES OR THE UNDERLYING SECURITIES AND THE RELATIONSHIP OF SUCH PERSONS TO THE TRUST.

               To the extent required by law, the Company will vote shares held by each Sub-Account in accordance with instructions received from the Contract Owners with Contract value in such Sub-Account.
               Each person having a voting interest will be provided with proxy materials together with an appropriate form with which to give voting instructions to the


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               Company.  Shares held in each Sub-Account for which no timely instructions are received will be voted in proportion to the instructions received from all persons with an interest in the Sub-Account furnishing instructions to the Company with respect to the Underlying Funds. The Company will also vote shares held in the Separate Account that it owns and which are not attributable to the Contracts in the same proportion.

               The number of votes which a Contract Owner may cast will be determined by the Company as of the record date established for the Underlying Fund. The number of shares held in each Sub-Account deemed attributable to each Contract Owner is determined by dividing Contract value in the Sub-Account, if any, by the net asset value of one share in the corresponding Underlying Fund in which the assets of the Sub-Account are invested. Fractional votes will be counted.

               If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, whether or not such shares are attributable to the Contracts, the Company reserves the right to do so. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as (1) to cause a change in the subclassification or investment objective of one or more of the Underlying Funds or (2) to approve or disapprove an investment advisory contract for the Underlying Funds. In addition the Company may disregard voting instructions calling for a change in the investment Contracts, any investment adviser or principal underwriter of any Underlying Fund which may be initiated by Contract Owners or its respective Trustees, provided the Company's disapproval of the change is reasonable and, in the case of a change in investment Contracts or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the Underlying Fund's objectives and purposes. In the event the Company does disregard voting instructions, a summary of that action and the reasons for that action will be included in the next periodic report to Contract Owners.

          (g)  WHETHER SECURITY HOLDERS MUST BE GIVEN NOTICE OF ANY CHANGES IN:

               (1)   THE COMPOSITION OF THE ASSETS OF THE TRUST.

               The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts of the Separate Account or that the Sub-Accounts of the Separate Account may purchase.
               If the shares of an Underlying Fund are no longer available for investment or if in the Company's judgment further investment in any Underlying Fund should become inappropriate in view of the purposes of the Separate Account or the affected Sub-Account, the Company may redeem the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

               The Company also reserves the right to establish additional Sub-Accounts of the Separate Account, each of which would invest in shares corresponding to a new Portfolio or Fund or in shares of another investment company having a specified


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               investment objective.  Subject to applicable law and any required
               Commission approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Contract Owners on a basis to be determined by the Company.

               If any of these substitutions or changes are made, the Company may by appropriate endorsement change the Contract to reflect the substitution or change and will notify Contract Owners of all such changes. If the Company deems it to be in the best interest of Contract Owners, and subject to any approvals that may be required under applicable law, the Separate Account or any Sub-Account(s) may be operated as a management company under the 1940 Act, may be deregistered under that Act if registration is no longer required, or may be combined with other Sub-Accounts or other separate accounts of the Company.

               (2)  THE TERMS AND CONDITIONS OF THE SECURITIES ISSUED BY THE
                    TRUST.

                    No change in the terms and conditions of the Contracts that affect the Contract Owner's rights will be made without notice to Contract Owner to the extent required by law.

               (3)  THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST.

                    No notice to or consent from Contract Owners is required for any change in the Company's resolution establishing the Separate Account.

               (4)  THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

                    The depositor of the Separate Account cannot be changed.

                    The Separate Account has no Trustees.

                    Notice to Contract Owners need not be given for the custodian to be changed.

          (h) WHETHER THE CONSENT OF SECURITY HOLDERS IS REQUIRED IN ORDER FOR ACTION TO BE TAKEN CONCERNING ANY CHANGE IN:

               (1)  THE COMPOSITION OF THE ASSETS OF THE TRUST.

                    The Contracts do not require consent of the Contract Owners when changing the underlying securities of the Separate Account, except as may be required by currently applicable law or regulation.

               (2)  THE TERMS AND CONDITIONS OF THE SECURITIES ISSUED BY THE
                    TRUST.

                    Except as appropriate to comply with federal or state law or regulation the terms and conditions of a Contract cannot be changed without the consent of the Contract Owner.

               (3)  THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST.


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                    No consent is required.

               (4)  THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

                    The depositor of the Separate Account cannot be changed.

                    The Separate Account has no Trustees.

                    The consent of Contract Owners holders is not required to change the custodian.

          (I) ANY OTHER PRINCIPAL FEATURE OF THE SECURITIES ISSUED BY THE TRUST OR ANY OTHER PRINCIPAL RIGHT, PRIVILEGE OR OBLIGATION NOT COVERED BY SUBDIVISIONS (a) TO (g) OR BY ANY OTHER ITEM IN THIS FORM.

               (1)  PREMIUM PAYMENTS - SEE Items 14 and 15.

               (2) NET DEATH BENEFIT - As long as the Contract remains in force, the Company will, upon due proof of the Insured's death, pay the Net Death Benefit of the Contract to the named beneficiary. The Company will normally pay the Net Death Benefit within seven days of receiving due proof of the Insured's death, but the Company may delay payments under certain circumstances. The Net Death Benefit may be received by the beneficiary in cash or under one or more of the payment options set forth in the Contract.
                    Before the Final Payment Date, the Net Death Benefit is:

                    -    The Death Benefit: minus
                    - Any outstanding loan, rider charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawals and surrender charges.

                    After the Final Payment Date, the Net Death benefit is:

                    -    The Contract Value; minus
                    -    Any outstanding loan.

                    In most states, the Company will compute the Net Death Benefit on the date the Company receive due proof of the Insured's death.

                    The Death Benefit is the greater of the:

                    -    Face Amount; or
                    - Guideline Minimum Sum Insured, which is computed based on federal tax regulations to ensure that the Contact qualifies as a life insurance contract and that the insurance proceeds will be excluded from the gross income of the beneficiary.

                    GUARANTEED DEATH BENEFIT ENDORSEMENT - If at the time of issue the Contract Owner has made purchase payments equal to 100% of the Guideline Single Premium, a Guaranteed Death Benefit Endorsement will


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                    be added to the Contract at no additional charge.  If the
                    Guaranteed Death Benefit Endorsement is in effect on the Final Payment Date, a guaranteed Net Death Benefit will be provided thereafter unless the Guaranteed Death Benefit Endorsement is terminated, as described below. The guaranteed Net Death Benefit will be:

                    - the greater of (a) the Face Amount as of the Final Payment Date or (b) the Contract Value as of the date due proof of death is received by the Company,
                    - reduced by the Outstanding Loan, if any, through the contract month in which the Insured dies.

                    The Guaranteed Death Benefit Rider will terminate and may not be reinstated on the first to occur of the following:

                    -    Foreclosure of the Outstanding Loan, if any; or
                    - A request for a partial withdrawal or preferred loan after the Final Payment Date; or
                    -    Upon the Contract Owner's written request.


               (3)  CALCULATION OF CASH VALUE - SEE Items 44(a), 44(c), and
                    46(a).

               (4)  LOAN PROVISIONS.  SEE Item 21.

               (5) PAYMENT OPTIONS - Upon written request, the surrender value or part of the Net Death Benefit may be placed under one or more of the payment options offered by the Company. If the Contract Owner does not make an election, the Company will pay the benefits in a single sum. A certificate will be provided to the payee describing the payment option selected.

               (6) OPTIONAL INSURANCE BENEFIT - Subject to certain requirements, one or more of the following additional insurance benefits may be added by rider: Living Benefits Rider and Exchange Rider. The cost of these optional insurance benefits will be deducted from Contract value as part of the monthly deduction.

     INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

     11. DESCRIBE BRIEFLY THE KIND OR TYPE OF SECURITIES COMPRISING THE UNIT OF SPECIFIED SECURITIES IN WHICH SECURITY HOLDERS HAVE AN INTEREST.

          The Contract permits payments to be allocated either to the Company's General Account or to the Separate Account. The Separate Account is currently comprised of eighteen investment divisions
          ("Sub-Accounts").   Each Sub-Account invests exclusively in a
          corresponding portfolio of AIT, Fidelity VIP, Fidelity VIP II, DGPF, or T. Rowe Price.

          AIT.  AIT is an open-end, diversified management investment company
          registered with the SEC under the 1940 Act.   Fourteen different
          investment portfolios of the Trust are available under the Policies, each issuing a series of shares: the Select Aggressive Growth Fund, Select Capital Appreciation Fund, Select Value Opportunity Fund, Select


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          Emerging Markets Fund, Select Strategic Growth Fund, Select
          International Equity Fund, Select Growth Fund, Growth Fund, Equity Index Fund, Select Growth and Income Fund, Investment Grade Income Fund, Select Income Fund, Government Bond Fund and Money Market Fund. AFIMS serves as investment manager of the Trust. AFIMS has entered into agreements with other investment managers
          ("Sub-Advisers"), who manage the investments of the funds.

          FIDELITY VIP AND VIP II. Fidelity VIP and VIP II, managed by FMR & Research Company ("FMR"), are open-end, diversified, management investment companies organized as Massachusetts business trusts and registered with the Commission under the 1940 Act. Four of the investment portfolios of VIP are available under the Policies:
          Fidelity VIP Growth Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Overseas, and Fidelity VIP High Income Portfolio.

          T. ROWE PRICE. T. Rowe Price, managed by Rowe Price-Fleming International, Inc. ("Price-Fleming"), is an open-end, diversified, management investment company organized as a Maryland corporation in 1994 and registered with the Commission under the 1940 Act. One of its investment portfolios is available under the Policies: the T. Rowe Price International Stock Portfolio.

          DGPF. DGPF is an open-end, diversified management investment company registered with the SEC under the 1940 Act. DGPF was established to provide a vehicle for the investment of assets of various separate accounts supporting variable insurance policies. One investment portfolio ("Series") is available under the Contract: the International Equity Series. The investment adviser for the International Equity Series is Delaware International Advisers Ltd. ("Delaware International").

          A summary of investment objectives of the funds is set forth below.

          SELECT AGGRESSIVE GROWTH FUND -- The Select Aggressive Growth Fund of the Trust seeks above-average capital appreciation by investing primarily in common stocks of companies which are believed to have significant potential for capital appreciation.

          SELECT CAPITAL APPRECIATION FUND -- The Select Capital Appreciation Fund of the Trust seeks long-term growth of capital in a manner consistent with the preservation of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective. The Fund invests primarily in common stock of industries and companies which are believed to be experiencing favorable demand for their products and services, and which operate in a favorable competitive environment and regulatory climate.

          SELECT VALUE OPPORTUNITY FUND -- The Select Value Opportunity Fund of the Trust seeks long-term growth by investing primarily in a diversified portfolio of common stocks of small and mid-size companies whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued.

          SELECT EMERGING MARKETS FUND - The Select Emerging Markets fund of the Trust seeks long-term growth of capital by investing in the world's emerging markets. The Fund may invest in high yielding, lower-rated fixed-income securities (commonly referred to as "Junk bonds") which are subject to greater risk than investments in higher-rated securities.


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          T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO  --  The T. Rowe Price
          International Stock Portfolio seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

          FIDELITY VIP OVERSEAS PORTFOLIO -- The Overseas Portfolio of Fidelity VIP seeks long-term growth of capital primarily through investments in foreign securities and provides a means for aggressive investors to diversify their own portfolios by participating in companies and economies outside of the United States.

          SELECT INTERNATIONAL EQUITY FUND -- The Select International Equity Fund of the Trust seeks maximum long-term total return (capital appreciation and income) primarily by investing in common stocks of established non-U.S. companies.

          DGPF INTERNATIONAL EQUITY SERIES -- The International Equity Series of DGPF seeks long-term growth without undue risk to principal by investing primarily in equity securities of foreign issuers providing the potential for capital appreciation and income.

          FIDELITY VIP GROWTH PORTFOLIO -- The Growth Portfolio of Fidelity VIP seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation also may be found in other types of securities, including bonds and preferred stocks.

          SELECT GROWTH FUND -- The Select Growth Fund of the Trust seeks to achieve long-term growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected on the basis of their long-term growth potential.

          SELECT STRATEGIC GROWTH FUND -- seeks long-term growth of capital by investing primarily in common stocks of established companies.

          GROWTH FUND -- The Growth Fund of the Trust is invested in common stocks and securities convertible into common stocks that are believed to represent significant underlying value in relation to current market prices. The objective of the Growth Fund is to achieve long-term growth of capital. Realization of current investment income, if any, is incidental to this objective.

          EQUITY INDEX FUND -- The Equity Index Fund of the Trust seeks to provide investment results that correspond to the aggregate price and yield performance of a representative selection of United States publicly traded common stocks. The Equity Index Fund seeks to achieve its objective by attempting to replicate the aggregate price and yield performance of the Standard & Poor's Composite Index of 500 Stocks.

          FIDELITY VIP EQUITY-INCOME PORTFOLIO -- The Equity-Income Portfolio of Fidelity VIP seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S & P 500. The Portfolio may invest in high yielding, lower-rated fixed-income securities (commonly referred to as "junk bonds") which are subject to greater risk than investments in higher-rated securities. See "Risks of Lower-Rated Debt Securities" in the Fidelity VIP prospectus.

          SELECT GROWTH AND INCOME FUND -- The Select Growth and Income Fund seeks a combination of long-term growth of capital and current income. The Fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks.

          FIDELITY VIP II ASSET MANAGER PORTFOLIO -- The Asset Manager Portfolio of Fidelity VIP II seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed-income instruments.

          FIDELITY VIP HIGH INCOME PORTFOLIO -- The High Income Portfolio of Fidelity VIP seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated fixed-income securities (commonly referred to as "junk bonds"), while also considering growth of capital. These securities often are considered to be speculative, and involve greater risk of default or price changes than securities assigned a high quality rating.

          INVESTMENT GRADE INCOME FUND -- The Investment Grade Income Fund of the Trust is invested in a diversified portfolio of fixed income securities with the objective of seeking as high a level of total return (including both income and capital appreciation) as is consistent with prudent investment management.

          SELECT INCOME FUND - The Select Income Fund of the Trust seeks a high level of current income. The Fund will invest primarily in investment grade, fixed-income securities.

          GOVERNMENT BOND FUND -- The Government Bond Fund of the Trust has the investment objectives of seeking high income, preservation of capital and maintenance of liquidity, primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and in related options, futures and repurchase agreements.

          MONEY MARKET FUND -- The Money Market Fund of the Trust is invested in a diversified portfolio of high-quality, short-term money market instruments with the objective of obtaining maximum current income consistent with the preservation of capital and liquidity.

     12. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES AND IF ANY UNDERLYING SECURITIES WERE ISSUED BY ANOTHER INVESTMENT COMPANY, FURNISH INFORMATION FOR EACH SUCH COMPANY:

          (a)  NAME OF COMPANY.

               The Sub-Accounts of the Separate Account invest in corresponding Underlying Funds of AIT (managed by Allmerica Financial Investment Management Services, Inc.); VIP (managed by Fidelity Management); VIP II (managed by Fidelity Management); T. Rowe Price (managed by Price-Fleming) and DGPF (managed by Delaware Management).

          (b)  NAME AND PRINCIPAL ADDRESS OF DEPOSITOR.

               First Allmerica Financial Life Insurance Company (formerly State Mutual Life Assurance Company of America, until October 16,
               1995), 440 Lincoln Street, Worcester, MA 01653 is the depositor of AIT.

               Fidelity Investments, 82 Devonshire Street, Boston, MA is the depositor of VIP and

               VIP II.

               T. Rowe Price Associates, Inc. 100 East Pratt Street, Baltimore, Maryland, 21202, is the depositor of T. Rowe Price.

               Delaware Management Company, Inc., One Commerce Square, Philadelphia, PA 19103 is the depositor of DGPF.

          (c)  NAME AND PRINCIPAL BUSINESS ADDRESS OF TRUSTEE OR CUSTODIAN:

               Chase Manhattan Bank, N.A., Avenue of the Americas, 39th Floor, New York, New York is the Custodian of the assets of AIT.

               Shawmut Bank of Boston, N.A., One Federal Street, Boston, MA is the Custodian of the assets of VIP and VIP II.

               The Chase Manhattan Bank, 4 Chase Metrotech Center, Brooklyn, NY 11245 is the custodian of the assets of DGPF.

          (d)  NAME AND PRINCIPAL BUSINESS ADDRESS OF PRINCIPAL-UNDERWRITER

               The principal underwriter of AIT is Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts, 01653.

               The principal underwriter of VIP and VIP II is Fidelity Distributors Corporation, 82 Devonshire Street, Boston, MA.

               The principal underwriter of T. Rowe Price is T. Rowe Price Investment Services, Inc. 100 East Pratt Street, Baltimore, Maryland, 21202.

               The principal underwriter of DGPF is Delaware Distributors, L. P., 818 Market Street, Philadelphia, PA 19103.

          (e) THE PERIOD DURING WHICH THE SECURITIES OF SUCH COMPANY HAVE BEEN THE UNDERLYING SECURITIES.

               Shares of the Underlying Funds will be purchased by the Separate Account only after the effective date of the Separate Account's registration statement under the Securities Act of 1933.

     INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

     13. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH LOAD, FEE, EXPENSE OR CHARGE TO WHICH (1) PRINCIPAL PAYMENTS; (2) UNDERLYING SECURITIES; (3) DISTRIBUTIONS; (4) CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME; AND (5) REDEEMED OR LIQUIDATED ASSETS OF THE TRUST'S SECURITIES ARE SUBJECT:

               (A)  THE NATURE OF SUCH LOAD, FEE, EXPENSE OR CHARGE;
               (B)  THE AMOUNT THEREOF:
               (C)  THE NAME OF THE PERSON TO WHOM SUCH AMOUNTS ARE PAID AND HIS

                    RELATIONSHIP TO THE TRUST:
               (D) THE NATURE OF THE SERVICES PERFORMED BY SUCH PERSON IN CONSIDERATION FOR SUCH LOAD, FEE, EXPENSE OR CHARGE.

               (1)  UNDER THE CONTRACTS
                    The following charges will apply to the Contracts under the circumstances described. Some of these charges apply throughout the Contract's duration.

                    MONTHLY DEDUCTIONS - On the Monthly Processing Date, the Company will deduct an amount to cover charges and expenses incurred in connection with the Contract. This Monthly Deduction will be deducted by subtracting values from the Fixed Account accumulation and/or canceling Units from each applicable Sub-Account, in the ratio that the Contract Value in the Account or Sub-Account bears to the Contract Value. The amount of the Monthly Deduction will vary from month to month. The Monthly Deduction is comprised of the following charges:

                    - Maintenance Fee: The Company will make a deduction of $2.50 from any Contract with less than $100 in Contract Value. This charge is to reimburse the Company for expenses related to issuance and maintenance of the Contract. The Company does not intend to profit from this charge.

                    - Administration Charge: The Company imposes a monthly charge at an annual rate of 0.20% of the Contract Value. This charge is to reimburse the Company for administrative expenses incurred in the administration of the Contract. It is not expected to be a source of profit.

                    - Monthly Insurance Protection Charge: Immediately after the Contract is issued, the Death Benefit will be greater than the initial Payment. While the Contract is in force, the Death Benefit will generally be greater than the Contract Value. To enable the Company to pay this excess of the Death Benefit over the Contract Value, a monthly cost of insurance charge is deducted. This charge varies depending on the type of Contract and the Underwriting Class. In no event will the current deduction for the cost of insurance exceed the guaranteed maximum insurance protection rates set forth in the Contract. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Mortality Tables, Tobacco user or Non-Tobacco user (Mortality Table B for unisex Contracts and Mortality Table D for second-to-die Contracts) and the Insured's sex and age. The Tables the Company uses for this purpose set forth different mortality estimates for males and females and for tobacco users and non-tobacco users. Any change in the insurance protection rates will apply to all Insured of the same age, sex and Underwriting Class whose Contracts have been in force for the same period.

                         The Underwriting Class of an Insured will affect the insurance protection rate. The Company currently place Insureds into standard Underwriting Classes and non-standard Underwriting Classes. The Underwriting Classes are also divided into two categories: tobacco user and non-tobacco user. The Company will place Insureds under the age of 18 at the Date of Issue in a standard or non-standard Underwriting Class. The Company will then classify the Insured as a non-tobacco user.

                    - Distribution Expense: During the first ten Contract years, the Company make a monthly deduction to compensate for a portion of the sales expense which are incurred by the Company with respect to the Contracts. This charge is equal to 0.90% of the Contract Value.

                    - Federal & State Payment Tax Charge: During the first Contract year, the Company make a monthly deduction equal to an annual rate of 1.50% of Contract Value to partially compensate the Company for the increase in federal tax liability from the application of
                         Section 848 of the Internal Revenue Code and to offset a portion of the average premium tax the Company is expected to pay to various state and local jurisdictions. The Company does not intend to profit from the premium tax portion of this charge.

                    DAILY DEDUCTIONS - The Company assess each Sub-Account with a charge for mortality and expense risks the Company assumes. Fund expenses are also reflected in the Variable Account.

                    - Mortality and Expense Risk Charge: The Company imposes a daily charge at a current annual rate of 0.90% of the average daily net asset value of each Sub-Account.
                         This charge compensates the Company for assuming mortality and expense risks for variable interests in the Contracts.

                         The mortality risk the Company assumes is that Insureds may live for a shorter time than anticipated. If this happens, the Company will pay more Net Death Benefits than anticipated. The expense risk the Company assumes is that the expenses incurred in issuing and administering the Contracts will exceed the revenue generated by the administration charges in the Contracts. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, the Company will absorb the losses. If the charge turns out to be higher than mortality and expense risk experience, the difference will be a profit to the Company.

                    - Fund Expenses - The value of the Units of the Sub-Accounts will reflect the investment advisory fee and other expenses of the Funds whose shares the Sub-Accounts purchase.

                    No charges are currently made against the Sub-Accounts for federal or state income taxes. Should income taxes be imposed, the Company may make deductions from the Sub-Accounts to pay the taxes.

                    SURRENDER CHARGE - The Contract's contingent surrender charge is a deferred sales charge and an unrecovered payment tax charge. The deferred sales charge compensates the Company for distribution expenses, including commissions to the Company's representatives, advertising and the printing of prospectuses and sales literature. The unrecovered payment tax charge is designed to reimburse the Company for the unrecovered federal and state taxes the Company has paid.



Contract       1       2       3       4       5       6       7       8       9      10+
 Year*
Surrender    10.00%   9.25%   8.50%   7.75%   7.00%   6.25%   4.75%   3.25%   1.50%    0%
 Charge
----------------------------------------------------------------------------

                    The surrender charge applies for ten Contract years. The Company impose the surrender charge only if, during its duration, the Contract Owner requests a full surrender or a partial withdrawal in excess of the free withdrawal amount.

                    CHARGES ON PARTIAL WITHDRAWAL - Partial withdrawals in a minimum amount of $500 may be made from the Contract value. A transaction charge which is the smaller of 2% of the amount withdrawn or $25 will be assessed in all cases.

                    A partial withdrawal charge may also be imposed upon a partial withdrawal. For each partial withdrawal the Contract Owner may withdraw an amount equal to 10% of the Contract value on the date the written withdrawal request is received by the Company less the total of any prior withdrawals in that Contract year which were not subject to the partial withdrawal charge, without incurring a partial withdrawal charge. Any partial withdrawal in excess of this amount ("excess withdrawal") will be subject to the partial withdrawal charge. The partial withdrawal charge is equal to 5% of the excess withdrawal up to the amount of the surrender charge(s) on the date of withdrawal. There will be no partial withdrawal charge if there is no applicable surrender charge on the date of withdrawal.

                    The Contract's outstanding surrender charge will be reduced by the amount of the partial withdrawal charge deducted. The partial withdrawal charge deducted will decrease existing surrender charges in the following order:

                    - first, the surrender charge for the most recent increase in face amount;

                    - second, the surrender charges for the next most recent increases successively; and

                    -    last, the surrender charge for the initial face amount.

          (2)  UNDERLYING SECURITIES.

                    INVESTMENT ADVISORY SERVICES TO AIT:

                    The overall responsibility for the supervision of the affairs of the Trust vests in the Trustees. The Trustees have entered into a Management Agreement with Allmerica Financial Investment Management Services, Inc. ("AFIMS"), an indirect wholly-owned subsidiary of First Allmerica, to handle the day-to-day affairs of the Trust. AFIMS, subject to review by the Trustees, is responsible for the general management of the Funds. AFIMS also performs certain administrative and management services for the Trust, furnishes to the Trust all necessary office space, facilities, and equipment, and pays the compensation, if any, of officers and Trustees who are affiliated with AFIMS.

                    Other than the expenses specifically assumed by AFIMS under the Management Agreement, all expenses incurred in the operation of the Trust are borne by it, including fees and expenses associated with the registration and qualification of the Trust's shares under the Securities Act of 1933, other fees payable to the Commission, independent public accountant, legal and custodian fees, association membership dues, taxes, interest, insurance premiums, brokerage commission, fees and expenses of the Trustees who are not affiliated with AFIMS, expenses for proxies, prospectuses, and reports to shareholders, and other expenses.

                    Pursuant to the Management Agreement with the Trust, AFIMS has entered into agreements ("Sub-Adviser Agreements") with other investment advisers ("Sub-Advisers") under which each Sub-Adviser manages the investments of one or more of the Funds. Under the Sub-Adviser Agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the applicable Fund, subject to such general or specific instructions as may be given by the Trustees. The terms of a Sub-Adviser Agreement cannot be materially changed without the approval of a majority in interest of the shareholders of the affected Fund.

                    Allmerica Asset Management, Inc., an indirect wholly owned subsidiary of First Allmerica, is the Sub-Adviser for the Equity Index Fund, the Investment Grade Income Fund, the Government Bond Fund, and the Money Market Fund. The Sub-Advisers for the other funds are independent. The Manager selects the Sub-Advisers in consultation with RogersCasey Consulting, Inc., a leading pension consulting firm. The Manager selected each independent Sub-Adviser using strict objective and qualitative criteria, with special emphasis on the Sub-Adviser's record in managing similar portfolios. A committee that includes members affiliated with Allmerica Financial monitors and evaluates on-going performance of the independent Sub-Advisers.

                    AFIMS's fee, computed for each Fund, will be paid from the assets of such Fund. Pursuant to the Management Agreement with the Trust, AFIMS has entered into agreements "Sub-Adviser Agreements") with other investment advisers ("Sub-Advisers") under which each Sub-Adviser manages the investments of one or more of the Funds. Under the Sub-Adviser Agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the applicable Fund, subject to such general or specific instructions as may be given by the Trustees. The terms of a Sub-Adviser Agreement cannot be materially changed without the approval of a majority in interest of the shareholders of the affected Fund. AFIMS is solely responsible for the payment of all fees for investment management services to the Sub-Advisers.

                    For providing its services under the Management Agreement, AFIMS will receive a fee, computed daily at an annual rate based on the average daily net asset value of each Fund as follows:


                    Select Aggressive Growth Fund           First $100 million       1.00%
                                                            Next $150 million        0.90%
                                                            Next $250 million        0.85%
                                                            Over $500 million        0.85%

                    Select Capital Appreciation Fund        First $100 million       1.00%
                                                            Next $150 million        0.90%
                                                            Next $250 million        0.85%
                                                            Over $500 million        0.85%

                    Select Value Opportunity Fund           First $100 million       1.00%
                                                            Next $150 million        0.85%
                                                            Next $250 million        0.80%
                                                            Next $250 million        0.75%
                                                            Over $750 million        0.70%

                    Select Emerging Markets Fund            *                        1.35%

                    Select International Equity Fund        First $100 million       1.00%
                                                            Next $150 million        0.90%
                                                            Next $250 million        0.85%
                                                            Over $500 million        0.85%


                    Select Growth Fund                      First $250 million       0.85%
                                                            Next $250 million        0.80%
                                                            Next $250 million        0.75%
                                                            Over $750 million        0.70%


                    Select Strategic Growth Fund            *                        0.85%

                    Growth Fund                             First $100 million       0.60%
                                                            Next $150 million        0.60%
                                                            Next $250 million        0.40%
                                                            Over $500 million        0.35%

                    Equity Index Fund                       First $50 million        0.35%
                                                            Next $200 million        0.30%
                                                            Over $250 million        0.25%

                    Select Growth and Income Fund           First $100 million       0.75%
                                                            Next $150 million        0.70%
                                                            Next $250 million        0.65%
                                                            Over $500 million        0.65%

                                     - 19 -




                    Investment Grade Income Fund            First $50 million        0.50%
                                                            Next $50 million         0.45%
                                                            Over $100 million        0.40%

                    Select Income Fund                      First $50 million        0.60%
                                                            Next $50 million         0.55%
                                                            Over $100 million        0.45%

                    Government Bond Fund                    *                        0.50%

                    Money Market Fund                       First $50 million        0.35%
                                                            Next $200 million        0.25%
                                                            Over $250 million        0.20%

*  Fee does not vary with level of Funds

* The Manager voluntarily has agreed until further notice to waive its management fee in the event that expenses of the Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets. The amount of such waiver will be limited to the net amount of management fees earned by the Manager from the Fund after subtracting the fees paid by the Manager to Schroder Capital Management International Inc. for sub-advisory services.

                    INVESTMENT ADVISORY SERVICES TO FIDELITY VIP AND VIP II. For managing investments and business affairs, each Portfolio pays a monthly fee to Fidelity Management. The prospectuses of Fidelity VIP and Fidelity VIP II contain additional information concerning the Portfolios, including information about additional expenses paid by the Portfolios, and should be read in conjunction with this Prospectus.

                    The Fidelity VIP High Income Portfolio pays a monthly fee to Fidelity Management at an annual fee rate made up of the sum of two components:

                    1. A group fee rate based on the monthly average net assets of all the mutual funds advised by Fidelity Management. On an annual basis this rate cannot rise above 0.37%, and drops as total assets in all these funds rise.

                    2. An individual fund fee rate of 0.45% of the Fidelity VIP High Income Portfolio's average net assets throughout the month. One-twelfth of the annual management fee rate is applied to net assets averaged over the most recent month, resulting in a dollar amount which is the management fee for that month.

                    The fee rates of the Fidelity VIP Equity-Income, Fidelity VIP Growth, Fidelity VIP II Asset Manager and Fidelity VIP Overseas Portfolios each are made of two components:

                    1. A group fee rate based on the monthly average net assets of all of the mutual funds advised by Fidelity Management. On an annual basis, this rate cannot rise above 0.52%, and drops as total assets in all these mutual funds rise.

                    2. An individual Portfolio fee rate of 0.20% for the Equity-Income Portfolio, 0.30% for the Growth Portfolio, 0.25% for the Asset Manager Portfolio and 0.45% for the Overseas Portfolio.

                    One-twelfth of the sum of these two rates is applied to the respective Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month. Thus, the Fidelity VIP High Income Portfolio may have a fee as high as 0.82% of its average net assets. The Fidelity VIP Equity-Income Portfolio may have a fee as high as 0.72% of its average net assets. The Fidelity VIP Growth Portfolio may have a fee as high as 0.82% of its average net assets. The Asset Manager Portfolio may have a fee as high as 0.77% of its average net assets. The Overseas Portfolio may have a fee as high as 0.97% of its average net assets. The actual fee rate may be less depending on the total assets in the funds advised by Fidelity Management.

                    INVESTMENT ADVISORY SERVICES TO T. ROWE PRICE
                    The Investment Adviser for the International Stock Portfolio is Rowe Price-Fleming International, Inc. ("Price-Fleming"). To cover investment management and operating expenses, the
                    T. Rowe Price International Stock Portfolio pays Price-Fleming a single, all-inclusive fee of 1.05% of its average daily net assets.

                    INVESTMENT ADVISORY SERVICES TO DGPF
                    Each Series of DGPF pays an investment adviser an annual fee for managing the portfolios and making the investment decisions for the Series. The investment adviser for the International Equity Series is Delaware International Advisers Ltd. ("Delaware International"). The annual fee paid by the International Equity Series to Delaware International is equal to 0.75% of the average daily net assets of the Series.

               (3)  DISTRIBUTIONS

                    No distributions are made to Certificate Owners except voluntary surrenders or partial withdrawals, and upon payment of death proceeds. Surrenders and partial withdrawals may be subject to the surrender and partial withdrawal charges described in 13(a)(1), above. Also SEE
                    Item 21.

               (4)  CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME

                    Distributions from the Underlying Funds are reinvested by Sub-Accounts of the VEL III Account in additional shares of the respective Underlying Fund, without charge, at net asset value.

               (5)  REDEEMED OR LIQUIDATED ASSETS OF THE TRUST'S SECURITIES

                    See "Surrender Charge" and "Charges on Partial Withdrawals" under Item 13(a)(1) above.

          (b) FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE OF THE TRUST, FURNISH INFORMATION WITH RESPECT TO SALES LOAD AND OTHER DEDUCTIONS FROM PRINCIPAL PAYMENTS.

               None. No deductions are made from payments prior to allocation to the Company's General Account or the Separate Account. All charges and deductions are made from Contract value, net assets of the Separate Account, or upon certain surrenders, partial withdrawals, and decreases in face amount.

          (c) STATE (1) THE AMOUNT OF SALES LOAD AS A PERCENTAGE OF THE NET AMOUNT INVESTED, AND (2) THE AMOUNT OF TOTAL DEDUCTIONS AS A PERCENTAGE OF THE NET AMOUNT INVESTED FOR EACH TYPE OF SECURITY ISSUED BY THE TRUST.

               A contingent deferred sales load is calculated at issuance of the Contract and for increases in face amounts, but is deducted if at all, only upon surrender or decreases in face amount within 10 Contract years or less, depending upon issue age. Also, a transaction charge and partial withdrawal charge may be deducted on partial withdrawals.

          (d) EXPLAIN FULLY THE REASONS FOR ANY DIFFERENCE IN THE PRICE AT WHICH SECURITIES ARE OFFERED FOR ANY CLASS OF TRANSACTIONS TO ANY CLASS OR GROUP OF OFFICERS, INCLUDING OFFICERS, DIRECTORS OR EMPLOYEES OF THE DEPOSITION TRUSTEE, CUSTODIAN OR PRINCIPAL UNDERWRITER.

               Not Applicable.

          (e) FURNISH A BRIEF DESCRIPTION OF ANY LOADS, FEES, EXPENSES OR CHARGES NOT COVERED IN ITEM 13(a) WHICH MAY BE PAID BY SECURITY HOLDERS IN CONNECTION WITH THE TRUST OR ITS SECURITIES.

               The Company reserves the right to impose a charge for changing the allocation of any monthly deductions, or for a projection of values. No such charges are currently imposed and any such charge is guaranteed not to exceed $25.00.

          (f) STATE WHETHER THE DEPOSITOR, PRINCIPAL UNDERWRITER, CUSTODIAN OR TRUSTEE, OR ANY AFFILIATED PERSON OF THE FOREGOING, MAY RECEIVE PROFITS OR OTHER BENEFITS NOT INCLUDED IN ANSWER TO ITEM 13(a) OR 13(d) THROUGH THE SALE OR PURCHASE OF THE TRUST SECURITIES OR INTERESTS IN SUCH SECURITIES, OR UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES, AND DESCRIBE FULLY THE NATURE AND EXTENT OF SUCH PROFITS OR BENEFITS.


               The Company receives fees from the investment advisers or other service providers of certain Underlying Funds in return for providing certain services to Policyowners. Currently, the Company receives service fees with respect to the Fidelity VIP Overseas Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, Fidelity VIP High Income Portfolio, and Fidelity VIP II Asset Manager Portfolio, at an annual rate of 0.10% of the aggregate net asset value, respectively, of the shares of such Underlying Funds held by the Separate Account. With respect to the T. Rowe Price International Stock Portfolio, the Company receives service fees at an annual rate of 0.15% per annum of the aggregate net asset value of shares held by the Separate Account. The Company may in the future render services for which it will receive compensation from the investment advisers or other service providers of other Underlying Funds.

               Neither the Company, AFIMS, nor any affiliated person of the foregoing may receive any profit or any other benefit from payments under the Contract or the investments held in the Separate Account not included in the answer to Item 13(a) or (d) through the sale of purchase of the Contract or shares of the Underlying

               Funds, except that (1) the Company may receive a profit to the extent that the cost of insurance built into the Contract exceeds the actual cost of insurance needed to pay benefits; (2) favorable mortality or expense experience may cause the insurance provided to be profitable to the Company; (3) the Company will compensate certain others, including the Company's agents, for services rendered in connection with the distribution of the Contract, as described in Item 38, but such payments will be made from the Company's General Account; and (4) the investment advisers of the respective Underlying Funds will receive an advisory fee, as described in Item 13(a)(2).

          (g) STATE THE PERCENTAGE THAT THE AGGREGATE ANNUAL CHARGES AND DEDUCTIONS FOR MAINTENANCE AND OTHER EXPENSES OF THE TRUST BEAR TO THE DIVIDEND AND INTEREST INCOME FROM THE TRUST PROPERTY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

               Not Applicable. The Separate Account has no assets as of the date of this filing.

          (h)  OTHER

               The Company will recoup commission and other sales expense through a combination of surrender and partial withdrawal charges, and the investment earnings in excess of the interest credited on amounts allocated to the General Account.

               The deduction of the charge for mortality and expense risks assumed by the Company under the Contracts is within the range of industry practice for comparable single premium variable life insurance contracts. If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for the payment of the Company's general expenses, including distribution and sales expense.

     INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

     14. DESCRIBE THE PROCEDURE WITH RESPECT TO THE APPLICATIONS (IF ANY) AND THE ISSUANCE AND AUTHENTICATION OF THE TRUST'S SECURITIES, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          Individuals wishing to purchase a Contract must submit a completed application to an authorized registered agent or to the Company's Principal Office. The Company generally will issue a Contract only on the lives of Insureds age 89 and under, who supply evidence of insurability satisfactory to the Company. Acceptance is subject to the Company's underwriting rules, and the Company reserves the right to reject an application for any reason.

          Within limits, applicants may choose the amount of the initial premium desired. Currently, the minimum initial premium for which a Contract may be issued is $25,000.

          The Contract will be effective on the date of issue only after all outstanding delivery requirements are satisfied and the Company has received the initial premium. The date of issue is the date used to determine all future periodic transactions under the Contract, e.g., Contract months and Contract years. Within limits, the Company may establish an earlier date of issue.

          If the Contract Owner makes the initial payment with the application, and there has been no material misrepresentation on the application, fixed, conditional insurance of up to the amount applied for but not to exceed $500,000, will start as of the date of the application and will generally continue for a maximum of 90 days. If a medical examination of a person to be Insured is required by the Company's underwriting rules, coverage on that person will not start until completion of the examination. In no event will a death benefit be provided under the conditional insurance agreement if death is by suicide.

          If the application is approved, the date of issue will be the date the terms of the conditional insurance agreement are met. If the Applicant does not wish to make any payment until the Contract is issued, the Company will require payment upon delivery of the Contract in order to place the Contract in force upon delivery of the Contract. If the Contract is not issued, the Company will issue an Annuity Contract to the Contract Owner. If the Contract Owner elects not to receive an Annuity Contract, the premium will be returned to the Applicant, WITHOUT INTEREST.

     15. DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT OF PAYMENTS FROM PURCHASERS OF THE TRUST'S SECURITIES AND THE HANDLING OF THE PROCEEDS THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          PREMIUM PAYMENTS - Payments are payable only to the Company, and may be mailed to the Principal Office or paid through an authorized agent of the Company. All payments are credited to the Separate Account or General Account as of date of receipt at the Principal Office.

          The Contract requires a single payment of at least $25,000 on or before the Date of Issue. The initial payment is used to determine the face amount of the Policy, by treating the initial payment as equal to 100% of the Guideline Single premium. The Contract owner may indicate the desired Face Amount on the application. If the Face Amount specified exceeds 100% of the Guideline Single Premium for the Payment Amount, the Application will be amended and a Contract with a higher Face Amount will be issued. If the Face Amount specified is less than 80% of the Guideline Single Premium for the Payment amount, the application will be amended and a Contract with a lower Face Amount will be issued.

          Additional Payments of at least $10,000 may be made as long as the total Payments do not exceed the maximum payment specified in the Contract. The total of all premiums paid can never exceed the then-current maximum premium limitation determined by Internal Revenue Service rules. Where total payments would exceed the current maximum payment limits, the Company will only accept that part of a Payment which will make total payments equal the maximum. The Company will return any part of a payment that is greater than that amount. However, the Company will accept a payment needed to prevent Contract lapse during a contract year.

     16. DESCRIBE THE PROCEDURE WITH RESPECT TO THE ACQUISITION OF UNDERLYING SECURITIES AND THE DISPOSITION THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          Each Sub-Account of the Separate Account invests its assets in shares of a corresponding Underlying Fund. Purchases and redemptions of such shares are made at net asset value, with no deduction for sales load.

          Amounts of net purchase payments allocated to a Sub-Account, transfers to that Sub-Account, and reserve adjustment transfers, if any, will be netted as of each valuation date against amounts withdrawn from the Sub-Account in connection with Contract surrenders, partial withdrawals, transfers, and death benefits, as well as the asset charge and amounts paid to the Company in lieu of taxes, if any. A net purchase or sale of Underlying Fund shares will be made for a Sub-Account at net asset value. All income, dividends and realized gain distributions of a Underlying Fund will be reinvested in shares of the respective Underlying Fund at net asset value. Valuation dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days where there is a sufficient degree of trading in a Underlying Fund's securities such that the current net asset value of the Sub-Accounts may be materially affected.

     17. (a) DESCRIBE THE PROCEDURE WITH RESPECT TO WITHDRAWAL OR REDEMPTION BY SECURITY HOLDERS.

               SURRENDER - A Contract Owner may at any time surrender the Contract and receive its surrender value (i.e., Contract value, less Debt and applicable surrender charges) upon written request signed by the Contract Owner and return of the Contract to the Principal Office. The surrender value will be based on the Contract value as of the valuation date on which the request and Contract are received at the Principal Office. A surrender charge may be deducted when a Contract is surrendered. See Item 13(a), "Surrender."

               The surrender value is normally payable within seven days following the Company's receipt of the surrender request. The Company reserves the right to defer surrenders and partial withdrawals of amounts funded by each Sub-Account during any period when (1) trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays, (2) the SEC has by order permitted such suspension, or (3) an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of each Sub-Account is not reasonably practicable.

               The right is reserved by the Company to defer surrenders and partial withdrawal of amounts allocated to the Company's General Account for a period not to exceed six months.

               PARTIAL WITHDRAWAL - At any time after the first Contract year, a Contract Owner may redeem a portion of the Contract value of his or her Contract, subject to the limits stated below, upon written request signed by the Contract Owner and filed at the Principal Office. Where allocations have been made to more than one account, a percentage of the partial withdrawal may be allocated to each such account. The written request must indicate the dollar amount the Contract Owner wishes to receive and the account from which such amount is to be redeemed.

               The Contract Owner may allocate the amount withdrawn among the Sub-Accounts and the General Account. If no allocation instructions are provided, the Company will make a pro rata allocation.

               A partial withdrawal from a Sub-Account will result in cancellation of a number of Units equivalent in value to the amount withdrawn, computed as of the valuation date that the request is received at the Company's Principal Office. The amount withdrawn equals the amount requested by the Contract Owner plus any applicable charges. The Company will normally pay the amount of the partial withdrawal within seven days, but may delay payment under certain circumstances described above under "Surrender." Each partial withdrawal must be in a minimum amount of $1000, or the entire amount in a Sub-Account, if less. The Company will not allow a partial withdrawal if it would reduce the Contract Value below $10,000. The Face amount is reduced proportionately based on the ratios of the amount of the partial withdrawal and charges to the Contract Value on the date of withdrawal. See Item 13(a), "Partial Withdrawals."

          (b) FURNISH THE NAMES OF ANY PERSONS WHO MAY REDEEM OR REPURCHASE, OR ARE REQUIRED TO REDEEM OR REPURCHASE, THE TRUST'S SECURITIES OR UNDERLYING SECURITIES FROM SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

               The Company is required to process all surrender and partial withdrawal requests as described in Item 17(a). The Underlying Funds will redeem their shares upon the Company's request in accordance with the Investment Company Act of 1940. Redeemed shares may later be reissued.

          (c) INDICATE WHETHER REPURCHASED OR REDEEMED SECURITIES WILL BE CANCELED OR MAY BE RESOLD.

               If a Contract is surrendered, the Contract will be canceled and may not be reissued. If a Contract terminates due to lapse or foreclosure, the Contract may be reinstated as provided below.

               TERMINATION - The Contract will terminate if on a monthly processing date the surrender value is zero or less. If this situation occurs, the Contract will be in default. The Contract Owner will then have a grace period of 62 days, measured from the date of default, to make a payment sufficient to prevent termination. On the date of default, the Company will send a notice to the Contract Owner and to any assignee on record. The notice will state the amount of premium due and the date on which it is due. Failure to make a sufficient payment within the grace period will result in termination of the Contract without any Contract value. If the Insured dies during the grace period, the Net Death Benefit will still be payable, but any overdue charges will be deducted from the Net Death Benefit.

               REINSTATEMENT - If the Contract has not been surrendered and the Insured is alive, the terminated Contract may be reinstated anytime within three years after the date of default by submitting the following to the Company: (1) a written application for reinstatement; (2) evidence of insurability showing the Insured is insurable according to the Company's underwriting rules; (3) a payment that is large enough to cover the cost of all contract charges that were due and unpaid during the grace period and to keep the Contact in force for three months; and (4) a payment or reinstatement of any loan against the Contract that existed at the end of the grace period.

               SURRENDER CHARGE - For the purpose of measuring the surrender charge period, the contract will be reinstated as of the date of default. The surrender charge on the date of reinstatement is the surrender charge which would have been in effect on the date of default.

               CONTRACT VALUE ON REINSTATEMENT - The Contract value on the date of reinstatement is:

               - the payment made to reinstate the Contract increased by interest from the date the payment was received at the Company's Principal Office; plus

               - the Contract value less any outstanding loan on the date of default (to the extent it does not exceed the surrender charge on the date of reinstatement); minus

               -    the Monthly Deductions due on the date of reinstatement.

               The Contract Owner may reinstate any outstanding loan.

     18. (a) DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT, CUSTODY AND DISPOSITION OF THE INCOME AND OTHER DISTRIBUTABLE FUNDS OF THE TRUST AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

               Distributions with respect to the shares of a Underlying Fund held by a Sub-Account are reinvested in shares of that Underlying Fund at net asset value. Such shares are added to the assets of the respective Sub-Account.

          (b) DESCRIBE THE PROCEDURE, IF ANY, WITH RESPECT TO THE REINVESTMENT OF DISTRIBUTIONS TO SECURITY HOLDERS AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

               No distributions are made to Contract Owners other than in connection with a death benefit or with a Contract
               Owner-initiated loan, partial withdrawal or surrender of the Contract. See Items 13(a) and 21.

          (c) IF ANY RESERVES OR SPECIAL FUNDS ARE CREATED OUT OF INCOME OR PRINCIPAL, STATE WITH RESPECT TO EACH SUCH RESERVE OR FUND THE PURPOSE AND ULTIMATE DISPOSITION THEREOF, AND DESCRIBE THE MANNER OF HANDLING SAME.

               Payments placed in the Separate Account constitute certain reserves for benefits under the Contract.

          (d) SUBMIT A SCHEDULE SHOWING THE PERIODIC AND SPECIAL DISTRIBUTIONS WHICH HAVE BEEN MADE TO SECURITY HOLDERS DURING THE THREE YEARS COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH. STATE FOR EACH SUCH DISTRIBUTION THE AGGREGATE AMOUNT AND AMOUNT PER SHARE. IF DISTRIBUTIONS FROM SOURCES OTHER THAN CURRENT INCOME HAVE BEEN MADE, IDENTIFY EACH SUCH OTHER SOURCE AND INDICATE WHETHER SUCH DISTRIBUTION REPRESENTS THE RETURN OF PRINCIPAL PAYMENTS TO SECURITY HOLDERS. IF PAYMENTS OTHER THAN CASH WERE MADE, DESCRIBE THE NATURE THEREOF, THE ACCOUNT CHARGED AND THE BASIS OF DETERMINING THE AMOUNT OF SUCH CHARGE.

               Not Applicable. The Separate Account has not begun business operations.

     19. DESCRIBE THE PROCEDURE WITH RESPECT TO THE KEEPING OF RECORDS AND ACCOUNTS OF THE TRUST, THE MAKING OF REPORTS AND THE FURNISHING OF INFORMATION TO SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          The Company will maintain the records and books of the Separate Account. The Company will also maintain records for each Contract, including the number and value of units of each Sub-Account credited to each Contract and the value of accumulations in the General Account.

          Issuance and transfer of Underlying Fund shares will be by book entry only. Stock certificates will not be issued to the Company or Separate Account. Shares ordered from the Underlying Funds will be recorded in an appropriate title for the Separate Account or appropriate Sub-Account.

          Contract Owners will be sent promptly statements of significant transactions such as premium payments, changes in specified face amount, transfers among Sub-Accounts and the General Account, partial withdrawals, increases in loan amount by the Contractowner, loan repayments, lapse, termination for any reason, and reinstatement. An annual statement will also be sent to the Contract Owner within 30 days after a Contract year. The annual statement will summarize all of the above transactions and deductions of charges during the Contract year. It will also set forth the status of the death benefit, Contract value, surrender value, amounts in the Sub-Accounts and General Account, and any Contract loan(s).

          In addition, the Contract Owner will be sent semi-annual reports containing financial statements and other information for the Separate Account and the Underlying Funds, as required by the 1940 Act.

     20. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST WITH RESPECT TO THE FOLLOWING:

          (a)  AMENDMENTS TO SUCH INDENTURE OR AGREEMENT.

               Not Applicable.

          (b)  THE EXTENSION OR TERMINATION OF SUCH INDENTURE OR AGREEMENT.

               Not Applicable.

          (c) THE REMOVAL OR RESIGNATION OF THE TRUSTEE OR CUSTODIAN, OR THE FAILURE OF THE TRUSTEE OR CUSTODIAN TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.

               The Company will act as the custodian of assets of the Separate Account. The Company may appoint another custodian. In such event, the custodial agreement will provide that the assets owned by the Separate Account shall be delivered directly by the Company to a successor custodian.

          (d) THE APPOINTMENT OF A SUCCESSOR TRUSTEE AND THE PROCEDURE IF A SUCCESSOR TRUSTEE IS NOT APPOINTED.
               Not Applicable.

          (e) THE REMOVAL OR RESIGNATION OF THE DEPOSITOR, OR THE FAILURE OF THE DEPOSITOR TO

               PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.

               There is no such provision in an indenture or agreement. Under Delaware law, the Company may not abrogate its obligation under the Contracts.

          (f) THE APPOINTMENT OF A SUCCESSOR DEPOSITOR AND THE PROCEDURE IF A SUCCESSOR DEPOSITOR IS NOT APPOINTED.

               There is no such provision in any indenture or agreement.

      21. (a) STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LOANS TO SECURITY HOLDERS.

               Loans may be obtained by request to the Company on the sole security of the Contract. The total amount which may be borrowed is the loan value. The Loan Value is 90% of an amount is equal to the Contract value less surrender charges. The minimum loan amount is $1,000. The maximum loan amount is the Loan Value minus any outstanding loans.

               A Contract loan may be allocated among the General Account and one or more Sub-Accounts. If the Contract Owner does not make an allocation, the Company will allocate the loan among the accounts in the same proportion that the Contract value in the General Account (other than value reflecting an outstanding loan), and the Contract value in each Sub-Account bear to the total Contract value (other than value reflecting an outstanding loan) on the date the Company receives the loan request. Contract value in each Sub-Account equal to the Contract loan allocated to such Sub-Account will be transferred to the General Account, and the number of Units equal to Contract value so transferred will be canceled. Amounts transferred to or held in the General Account to secure Debt will earn interest at a rate equal to an effective annual yield of at least 4.0%.

               PREFERRED LOAN OPTION - Any portion of the Outstanding Loan that represents earnings in the Contract, a loan from an exchanged life insurance policy that was as carried over to the Contract, or the gain in the exchanged life insurance policy that was carried over to the Contract may be treated as a preferred loan. The guaranteed annual interest rate credited to the Contract Value securing a preferred loan will be at least 5.5%. The available percentage of the gain carried over from an exchanged policy less any policy loan carried over which will be eligible for preferred loan treatment is as follows:



                      Beginning of Contract Year   Unloaned Gain Available
                      --------------------------   -----------------------
                      1                                       0%
                      2                                      10%
                      3                                      20%
                      4                                      30%
                      5                                      40%
                      6                                      50%
                      7                                      60%
                      8                                      70%
                      9                                      80%
--------------------------------------------------------------------------

                                        - 29 -


                      10                                     90%
                      11                                     100%
--------------------------------------------------------------------------

               LOAN INTEREST CHARGED - Interest accrues daily and is payable in arrears at the annual rate of 6.0%. Interest is payable at the end of each Contract year or on a pro rata basis for such shorter period as the loan may exist. Interest not paid when due will be added to the loan principal and bear interest at the same rate.

               REPAYMENT OF LOANS - Loans may be repaid at any time prior to the lapse of the Contract. Upon repayment of Debt, the portion of the Contract value that is in the General Account securing the loan will be transferred to the various Sub-Accounts in accordance with the Contract Owner's instructions. If the Contract Owner does not make a repayment allocation, the Company will allocate Contract value in accordance with the Contractowner's most recent payment allocation instructions; provided, however, that loan repayments allocated to the Separate Account cannot exceed Contract value previously transferred from the Separate Account to secure the outstanding loan.

               FORECLOSURE - If Debt exceeds the surrender value of the Contract, the Contract will terminate. A notice of such pending termination will be mailed to the last known address of the Contract Owner and any assignee. If the excess Debt is not paid within 62 days after this notice is mailed, the Contract will terminate with no value. A Contract may be reinstated following loan foreclosure.

          (b) FURNISH A BRIEF DESCRIPTION OF ANY PROCEDURE OR ARRANGEMENT BY WHICH LOANS ARE MADE AVAILABLE TO SECURITY HOLDERS BY THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN, OR ANY AFFILIATED PERSON OF THE FOREGOING.

               See item 21(a), above. No other loans are made, except under the terms of life insurance Contracts which may be issued by the depositor or affiliated insurance companies.

          (c) IF SUCH LOANS ARE MADE, FURNISH THE AGGREGATE AMOUNT OF LOANS OUTSTANDING AT THE END OF THE LAST FISCAL YEAR, THE AMOUNT OF INTEREST COLLECTED DURING THE LAST FISCAL YEAR ALLOCATED TO THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN OR AFFILIATED PERSON OF THE FOREGOING, AGGREGATE AMOUNT OF LOANS IN DEFAULT AT THE END OF THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH.

               Not Applicable.

     22. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LIMITATIONS ON THE LIABILITIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN, OR ANY OTHER PARTY TO SUCH INDENTURE OR AGREEMENT.

          The Contracts provide that the Company shall not be charged with notice of any assignment of the Contract unless it is in writing and filed at the Company's Principal Office. The Company assumes no liability for the validity of any assignment.

    2323. DESCRIBE ANY BONDING ARRANGEMENT FOR OFFICERS, DIRECTORS, PARTNERS OR
          EMPLOYEES OF THE DEPOSITOR OR PRINCIPAL UNDERWRITER OF THE TRUST, INCLUDING THE AMOUNT OF COVERAGE AND THE TYPE OF BOND.

          The Company and Allmerica Investments, Inc. are named Insureds under a blanket bond in the amount of $20 million, issued by Lloyds of London. The bond covers officers, directors, and employees of the Company and Allmerica Investments, Inc., all of whom are employees of First Allmerica.

          AIT maintains a fidelity bond pursuant to Rule 17(g) under the 1940 Act, in the amount of $2 million, issued by Lloyds of London. The bond covers directors and officers of AIT, who may also be director or officers of the depositor and principle underwriter, and employees of First Allmerica who are "access persons" of AIT.

     24. STATE THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST OR ITS SECURITIES AND A DESCRIPTION OF ANY OTHER MATERIAL FUNCTIONS OR DUTIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN NOT STATED IN ITEM 10 OR ITEMS 14 TO 23 INCLUSIVE.

          PARTICIPATION AGREEMENT. The Company and Separate Account has entered into Participation Agreements with the Underlying Funds, which define the terms under which the Sub-Accounts of Separate Account invest in the Underlying Funds.

          CONTRACT OWNER - The Contract Owner is the Insured unless another Contract Owner has been named in the application for the Contract.
          The Contract Owner is generally entitled to exercise all rights under a Contract while the Insured is alive, subject to the consent of any irrevocable beneficiary (the consent of a revocable beneficiary is not required). The consent of the Insured is required whenever the face amount of insurance is increased.

          BENEFICIARY - The beneficiary is the person or persons to whom the insurance proceeds are payable upon the Insured's death. Unless otherwise stated in the Contract, the beneficiary has no rights in the Contract before the death of the Insured. While the Insured is alive, the Contract Owner may change any beneficiary unless the Contract Owner has declared a beneficiary to be irrevocable. If no beneficiary is alive when the Insured dies, the Contract Owner (or the Contract Owner's estate) will be the beneficiary. If more than one beneficiary is alive when the Insured dies, they will be paid in equal shares, unless the Contract Owner has chosen otherwise. Where there is more than one beneficiary, the interest of a beneficiary who dies before Insured will pass to surviving beneficiaries proportionally.

          INCONTESTABILITY - The Company will not contest the validity of a Contract after it has been in force during the Insured's lifetime for two years from the date of issue.

          SUICIDE - The Net Death Benefit will not be paid if the Insured commits suicide, generally within two years from the date of issue. Instead, the Company will pay the beneficiary an amount equal to all payments paid for the Contract, without interest, less any outstanding Debt and less any partial withdrawals.

          AGE AND SEX - If the Insured's age or sex as stated in the application for a Contract is not correct, benefits under a Contract will be adjusted to reflect the correct age and sex. The adjustment will be based upon the ratio of the Maximum Payment for the Contract to the Maximum payment for the Contract issued for the correct age or sex. The benefit will be that which the most recent cost of insurance charge would have purchased for the correct age and sex. In no event will the death benefit be reduced to less than the Guideline Minimum Sum Insured. In the case of a Contract issued on a unisex basis, this provision

          (as it relates to misstatement of sex) does not apply.

          ASSIGNMENT - The Contract Owner may assign a Contract as collateral or make an absolute assignment of the Contract. All rights under the Contract will be transferred to the extent of the assignee's interest. When recorded, the assignment will take effect as of the date the written request was signed. The Company is not bound by an assignment or release thereof, unless it is in writing and is recorded at the Company's Principal Office. Any rights created by the assignment will be subject to any payments made or actions taken by the Company before the assignment is recorded. The Company is not responsible for the validity of any assignment or release.

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

     ORGANIZATION AND OPERATIONS OF DEPOSITOR

     25. STATE THE FORM OF ORGANIZATION OF THE DEPOSITOR OF THE TRUST, THE NAME OF THE STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE DEPOSITOR WAS ORGANIZED AND THE DATE OF ORGANIZATION.

          The Company is a life insurance company organized as a corporation under the laws of the State of Delaware on July 26, 1974. Prior to January 1, 1982, the Company was known as the "American Variable Annuity Life Assurance Company." The Company is the successor in interest by virtue of merger to a life insurance company of that name which was organized under the laws of the State of Arkansas in January 1967. Effective October 1, 1995, the Company changed its name to "Allmerica Financial Life Insurance and Annuity Company."

          The Company is an indirect subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica"), which in turn is a wholly-owned subsidiary of Allmerica Financial Corporation, 440 Lincoln Street, Worcester, Massachusetts, 01653.

     26. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL FEES RECEIVED BY THE DEPOSITOR OF THE TRUST IN CONNECTION WITH THE EXERCISE OF ANY FUNCTIONS OR DUTIES CONCERNING SECURITIES. OF THE TRUST DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED
               HEREWITH:

               Not Applicable.

          (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY THE DEPOSITOR FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY:

               The Company receives fees from the investment advisers or other service providers of certain Underlying Funds in return for providing services with respect to the Underlying Funds to Contract owners. Currently, the Company receives service fees with respect to the Fidelity VIP Overseas Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, Fidelity VIP High Income Portfolio, and Fidelity VIP II Asset Manager Portfolio, at an annual rate of 0.10% of the aggregate net asset value, respectively, of the shares held by the Variable Account. With respect to the T. Rowe Price International Stock Portfolio, the Company receives service fees at an annual rate of 0.15% per annum of the aggregate net asset value of shares held by the Variable Account.

               The Company may in the future render services for which it will receive compensation from the investment advisers or other service providers of other Underlying Funds.

               The Company has not received any such fee or participation.

               (1)  THE NATURE OF SUCH FEE OR PARTICIPATION.

                    See 26(b), above.

               (2)  THE NAME OF THE PERSON MAKING PAYMENTS.

                    See 26(b), above.

               (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.

                    See 26(b), above.

               (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                    Not Applicable.

     27. DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS ENGAGED IN BY THE DEPOSITOR INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER THAN THAT OF DEPOSITOR OF THE TRUST. IF THE DEPOSITOR ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST, AND THE NATURE OF THE DEPOSITOR'S ACTIVITIES THEREWITH. IF THE DEPOSITOR HAS CEASED TO ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF AND CIRCUMSTANCES SURROUNDING SUCH CESSATION.

          The Company is licensed to write life insurance, health insurance, and variable contracts in the District of Columbia, Puerto Rico, the Virgin Islands, and all states except New York and Hawaii.

          The Company offers variable life and annuity Contracts through other of its Separate Accounts, all of which are registered as unit investment trusts under the Investment Company Act of 1940.

          The Company served as investment adviser for its Separate Account VA-A (formerly the "American Variable Annuity Fund") from 1967 until 1969. The Company also served as principal underwriter for Separate Account VA-A from 1967 until 1972.

     OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

     28. (a) FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO THE DEPOSITOR OF THE TRUST, WITH RESPECT TO EACH OFFICER, DIRECTOR, OR PARTNER OF THE DEPOSITOR, AND WITH RESPECT TO EACH NATURAL PERSON DIRECTLY OR INDIRECTLY OWING OR HOLDING WITH POWER TO VOTE 5% OR MORE OF THE OUTSTANDING VOTING SECURITIES OF THE

               DEPOSITOR.

     (i)       NAME AND PRINCIPAL BUSINESS ADDRESS.
     (ii)      NATURE OF RELATIONSHIP OR AFFILIATION WITH DEPOSITOR OF THE
               TRUST;
     (iii)     OWNERSHIP OF ALL SECURITIES OF THE DEPOSITOR;
     (iv)      OWNERSHIP OF ALL SECURITIES OF THE TRUST;
     (v) OTHER COMPANIES OF WHICH EACH PERSON NAMED ABOVE IS PRESENTLY OFFICER, DIRECTOR OR PARTNER.

     See 28(b) and 29, below.

     (b) FURNISH A BRIEF STATEMENT OF THE BUSINESS EXPERIENCE DURING THE LAST FIVE YEARS OF EACH OFFICER, DIRECTOR OR PARTNER OF THE DEPOSITOR.

          The principal occupations and business experience for the last five years of Directors and Executive Officers of the Company are as follows:


 NAME AND POSITION                      PRINCIPAL OCCUPATION(S) DURING PAST
                                        FIVE YEARS

 Bruce C. Anderson                      Director of First Allmerica since 1996;
   Director                             Vice President, First Allmerica since
                                        1984

 Abigail M. Armstrong                   Secretary of First Allmerica since
   Secretary and Counsel                1996; Counsel, First Allmerica since
                                        1991

 Robert E. Bruce                        Director and Chief Information Officer
   Director and Chief Information       of First Allmerica since 1997; Vice
   Officer                              President of First Allmerica since
                                        1995; Corporate Manager, Digital
                                        Equipment Corporation 1979 to 1995

 John P. Kavanaugh                      Director and Chief Investment Officer
   Director, Vice President and Chief   of First Allmerica since 1996; Vice
   Investment Officer                   President, First Allmerica since 1991

 John F. Kelly                          Director of First Allmerica since 1996;
   Director, Vice President and         General Counsel since 1981; Senior Vice
   General Counsel                      President since 1986, and Assistant
                                        Secretary, First Allmerica since 1991

 J. Barry May                           Director of First Allmerica since 1996;
   Director                             Director and President, The Hanover
                                        Insurance Company since 1996; Vice
                                        President, The Hanover Insurance
                                        Company, 1993 to 1996; General
                                        Manager, The Hanover Insurance

                                        Company 1989 to 1993

 James R. McAuliffe                     Director of First Allmerica since 1996;
   Director                             Director of Citizens Insurance Company
                                        of America since 1992; President since
                                        1994 and CEO since 1996; Vice
                                        President, First Allmerica 1982 to 1994
                                        and Chief Investment Officer, First
                                        Allmerica 1986 to 1994.

 John F. O'Brien                        Director, Chairman of the Board,
   Director and Chairman of the Board   President and Chief Executive Officer,
                                        First Allmerica since 1989

 Edward J. Parry, III                   Director and Chief Financial Officer of
   Director, Vice President,  Chief     First Allmerica since 1996; Vice
   Financial Officer, and Treasurer     President and Treasurer, First
                                        Allmerica since 1993

 Richard M. Reilly                      Director of First Allmerica since 1996;
   Director, President and              Vice President, First Allmerica since
   Chief Executive Officer              1990; Director, Allmerica Investments,
                                        Inc. since 1990; Director and
                                        President, Allmerica Financial
                                        Investment Management Services, Inc.
                                        since 1990

 Robert P. Restrepo, Jr.                Director and Vice President of First
  Director and Vice President           Allmerica since May, 1998; Chief
                                        Executive Officer, Travelers Property
                                        & Casualty Group, 1996 to 1998; Senior
                                        Vice President, Aetna Life & Casualty
                                        Company, 1993 to 1996.

 Eric A. Simonsen                       Director of First Allmerica since 1996;
   Director and Vice President          Vice President, First Allmerica since
                                        1990; Chief Financial Officer, First
                                        Allmerica 1990 to 1996

 Phillip E. Soule                       Director of First Allmerica since 1996;
   Director                             Vice President, First Allmerica since
                                        1987



COMPANIES OWNING SECURITIES OF DEPOSITOR

     29. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH COMPANY WHICH DIRECTLY OR INDIRECTLY OWNS, CONTROLS OR HOLDS WITH POWER TO VOTE 5% OR MORE OF THE OUTSTANDING VOTING SECURITIES OF DEPOSITOR.

     The Company is a wholly-owned subsidiary of SMA Financial Corp., 440 Lincoln Street, Worcester, Massachusetts, which in turn is a wholly-owned subsidiary of First Allmerica, which in turn is a wholly-owned subsidiary of Allmerica Financial Corporation. All are located at 440 Lincoln Street, Worcester, Massachusetts. The Company and Allmerica Financial Corporation are Delaware corporations. First Allmerica and SMA Financial Corp. are organized under the laws of the Commonwealth of Massachusetts.

CONTROLLING PERSONS

     30. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO ANY PERSON OTHER THAN THOSE COVERED BY ITEMS 28, 29, AND 42 WHO DIRECTLY OR INDIRECTLY CONTROLS THE DEPOSITOR.

          None.

COMPENSATION OF OFFICERS AND DIRECTORS

     31. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED FINANCIAL STATEMENTS FILED HEREWITH;

          (a) DIRECTLY TO EACH OF THE OFFICERS OR PARTNERS OR THE DEPOSITOR DIRECTLY RECEIVING THE THREE HIGHEST AMOUNTS OF REMUNERATION;

               None. All officers of the Company are employees of the Company's parent, First Allmerica, and receive no remuneration from the Company.

          (b) DIRECTLY TO ALL OFFICERS OR PARTNERS OF THE DEPOSITOR AS A GROUP EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS INCLUDED UNDER ITEM 31(a), STATING SEPARATELY THE AGGREGATE AMOUNT PAID BY THE DEPOSITOR ITSELF AND THE AGGREGATE AMOUNT PAID BY ALL THE SUBSIDIARIES;

               None. All officers of the Company are employees of the Company's parent, First Allmerica, and receive no remuneration from the Company. The Company has no subsidiaries.

          (c) INDIRECTLY OR THROUGH SUBSIDIARIES TO EACH OF THE OFFICERS OR PARTNERS OF THE DEPOSITOR;
               Not Applicable.  The Company has no subsidiaries.

     COMPENSATION OF DIRECTORS

     32. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES, EXCLUSIVE OF REMUNERATION REPORTED UNDER ITEM 31, PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH:

          (a)  THE AGGREGATE DIRECT REMUNERATION TO DIRECTORS;

               None. All directors of the Company are employees of the Company's parent, First Allmerica, and receive no remuneration from the Company.

          (b)  INDIRECTLY OR THROUGH SUBSIDIARIES TO DIRECTORS.

               Not Applicable.  The Company has no subsidiaries.

     COMPENSATION TO EMPLOYEES

     33. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF REMUNERATION FOR SERVICES OF ALL EMPLOYEES OF THE DEPOSITOR (EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS REPORTED IN ITEMS 31 AND 32) WHO RECEIVED REMUNERATION IN EXCESS OF $10,000 DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED

               HEREWITH FROM THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES.

               None. The Company has no employees. All corporate services are provided by employees of First Allmerica, pursuant to the terms of a Service Agreement between the Company and First Allmerica.

          (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF REMUNERATION FOR SERVICES INFORMATION DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH TO THE FOLLOWING CLASSES OF PERSONS (EXCLUSIVE OF THOSE PERSONS COVERED BY ITEM 33(a)): (1) SALES MANAGERS, BRANCH MANAGERS, DISTRICT MANAGERS AND OTHER PERSONS SUPERVISING THE SALE OF REGISTRANT'S SECURITIES; (2) SALESMEN, SALES AGENTS, CANVASSERS AND OTHER PERSONS MAKING SOLICITATIONS BUT NOT IN SUPERVISORY CAPACITY; (3) ADMINISTRATIVE AND CLERICAL EMPLOYEES; AND (4) OTHERS (SPECIFY). IF A PERSON IS EMPLOYED IN MORE THAN ONE CAPACITY, CLASSIFY ACCORDING TO PREDOMINANT TYPE OF WORK.

               Not Applicable.

     COMPENSATION TO OTHER PERSONS

     34. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF COMPENSATION FOR SERVICES PAID ANY PERSON (EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS REPORTED IN ITEMS 31, 32 AND 33), WHOSE AGGREGATE COMPENSATION IN CONNECTION WITH SERVICES RENDERED WITH RESPECT TO THE TRUST IN ALL CAPACITIES EXCEED $10,000 DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH FROM THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES.

          None


IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

     DISTRIBUTION OF-SECURITIES

     35. FURNISH THE NAMES OF THE STATES IN WHICH SALES OF THE TRUST'S SECURITIES (a) ARE CURRENTLY BEING MADE, (b) ARE PRESENTLY PROPOSED TO MADE, AND (c) HAVE BEEN DISCONTINUED, INDICATING BY APPROPRIATE LETTER THE STATUS WITH RESPECT TO EACH STATE.

          (a)  Sale of the Contracts has not commenced in any state.

          (b) Following the effectiveness of the Separate Account's registration statement under the Securities Act of 1933, and obtaining required approvals under state law, the Company proposes issuing the Contracts in the District of Columbia, Virgin Islands, and Puerto Rico and in all states except New York and Hawaii.

          (c)  Not Applicable.

     36. IF SALES OF THE TRUST'S SECURITIES HAVE AT ANY TIME SINCE JANUARY 1, 1936 BEEN SUSPENDED FOR MORE THAN A MONTH, DESCRIBE BRIEFLY THE REASONS FOR SUCH SUSPENSION.

          Not Applicable.

     37. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH INSTANCE WHERE SUBSEQUENT TO JANUARY 1, 1937, ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY, OR REGULATORY BODY DENIED AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST, EXCLUDING A DENIAL WHICH WAS MERELY A PROCEDURAL STEP PRIOR TO ANY DETERMINATION BY SUCH OFFICER, ETC., AND WHICH DENIAL WAS SUBSEQUENTLY RESCINDED.

               (1)  NAME OF OFFICER, AGENCY OR BODY

                    None.

               (2)  DATE OF DENIAL
                    Not Applicable.

               (3)  BRIEF STATEMENT OF REASONS GIVEN FOR DENIAL

                    Not Applicable.

          (b) FURNISH THE FOLLOWING INFORMATION WITH REGARD TO EACH INSTANCE WHERE, SUBSEQUENT TO JANUARY 1, 1937, THE AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST HAS BEEN REVOKED BY ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY OR REGULATORY BODY.

               (1)  NAME OF OFFICER, AGENCY OR BODY

                    None.

               (2)  DATE OF REVOCATION

                    Not Applicable.

               (3)  BRIEF STATEMENT OF REASONS GIVEN FOR REVOCATION

                    Not Applicable.

     38. (a) FURNISH A GENERAL DESCRIPTION OF THE METHOD OF DISTRIBUTION OF SECURITIES OF THE TRUST.

               Allmerica Investments, Inc., an indirect subsidiary of First Allmerica, will act as principal underwriter of the Contracts pursuant to a Sales and Administrative Agreement with the Company and the Separate Account. Allmerica Investments, Inc. is a broker-dealer and a member of the National Association of Securities Dealers, Inc. The Contracts will be sold by registered representatives of Allmerica Investments, Inc. or of other broker-dealers which have selling agreements with Allmerica Investments, Inc., and who have been appointed as agents of the Company.

          (b) STATE THE SUBSTANCE OF ANY CURRENT SELLING AGREEMENT BETWEEN EACH PRINCIPAL UNDERWRITER AND THE TRUST OR THE DEPOSITOR, INCLUDING A STATEMENT AS TO THE INCEPTION AND TERMINATION DATES OF THE AGREEMENT, ANY RENEWAL AND TERMINATION PROVISIONS, AND MY ASSIGNMENT PROVISIONS.

               The Company and Separate Account will execute a Sales and Administrative Services Agreement ("Agreement") with Allmerica Investments, Inc., its principal underwriter. Unless otherwise terminated, the Agreement shall continue in effect from year to year. The Agreement may be terminated by any party at any time upon giving 60 days' written notice to the other parties, and terminates automatically in the event of its assignment.

          (c) STATE THE SUBSTANCE OF ANY CURRENT AGREEMENTS OR ARRANGEMENTS OF EACH PRINCIPAL UNDERWRITER WITH DEALERS, AGENTS, SALESMEN, ETC., WITH RESPECT TO COMMISSIONS AND OVERRIDING COMMISSIONS, TERRITORIES, FRANCHISES, QUALIFICATIONS, AND REVOCATIONS. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH SCHEDULES OF COMMISSIONS AND THE BASES THEREOF. IN LIEU OF A STATEMENT CONCERNING SCHEDULES OF COMMISSIONS, SUCH SCHEDULES OF COMMISSIONS MAY BE FILED AS EXHIBIT A(3)(c).

               Registered representatives of Allmerica Investments, Inc., or of broker-dealers which have selling agreements with Allmerica Investments, Inc., will be appointed as agents of the Company in order to sell the Contract. Such agents will be required to pass applicable NASD examinations, and qualify under applicable state insurance licensing requirements. Agents who sell the Contract will receive commissions based on a commission schedule, and Managers who supervise the agents will receive overriding commissions.

               (A). Maximum Initial Compensation payable by the Company with respect to the sale and distribution of the Contracts shall be 5.50% of initial and subsequent payments. Alternative commission schedules are available with lower initial commission amounts, plus ongoing annual compensation of up to 1.00% of contract Value. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

     INFORMATION CONCERNING PRINCIPAL UNDERWRITER

     39.       (a)  STATE THE FORM OF ORGANIZATION OF EACH PRINCIPAL UNDERWRITER
                    OF SECURITIES OF THE TRUST, THE NAME OF THE STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH EACH UNDERWRITER WAS ORGANIZED AND THE DATE OF ORGANIZATION.

               The principal underwriter of the Contracts, Allmerica Investments, Inc., was incorporated under the laws of the Commonwealth of Massachusetts on March 27, 1969.

               (b) STATE WHETHER ANY PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST IS A MEMBER OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. (NASD).

               Allmerica Investments, Inc., will be the underwriter of the Contracts. The Company is also registered as a broker-dealer, and is a member of the NASD.

     40.       (a)  FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL FEES
                    RECEIVED BY EACH PRINCIPAL UNDERWRITER OF THE TRUST FROM THE SALE OF SECURITIES OF THE TRUST AND ANY OTHER FUNCTIONS IN CONNECTION THEREWITH EXERCISED BY SUCH UNDERWRITER IN SUCH CAPACITY OR OTHERWISE DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENT FILED

                    HEREWITH.

               None.

     (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY EACH PRINCIPAL UNDERWRITER FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY:

               None.

               (1)  THE NATURE OF SUCH FEE OR PARTICIPATION.

                    None.

               (2)  THE NAME OF THE PERSON MAKING PAYMENT.

                    None.

               (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.

                    None.

               (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                    None.

     41. (a) DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS PRINCIPAL UNDERWRITER, INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER THAN THE DISTRIBUTION OF SECURITIES OF THE TRUST. IF A PRINCIPAL UNDERWRITER ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST AND THE NATURE OF SUCH ACTIVITIES. IF A PRINCIPAL UNDERWRITER HAS CEASED TO ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF AND CIRCUMSTANCES SURROUNDING SUCH CESSATION.

               Allmerica Investments, Inc. is a registered broker-dealer and a member of the NASD. Allmerica Investments, Inc. is a retail broker-dealer of variable contracts (including life and annuities) issued by the Company and of affiliated and unaffiliated mutual funds. Allmerica Investments, Inc. acts as principal underwriter of variable annuity and variable life contracts issued by Separate Accounts of the Company and of First Allmerica, which are registered as unit investment trusts under the 1940 Act in connection with the issuance of variable annuity and variable life contracts. Allmerica Investments also acts as principal underwriter of AIT, which is a management investment company under the 1940 Act. The variable contracts issued by the Company are sold through registered representatives of Allmerica Investments, Inc. (or of broker-dealers which have selling agreements with Allmerica Investments, Inc.), who are also licensed as insurance agents of the Company.

          (b) FURNISH AS AT LATEST PRACTICABLE DATE THE ADDRESS OF EACH BRANCH OFFICE OF EACH PRINCIPAL UNDERWRITER CURRENTLY SELLING SECURITIES OF THE TRUST AND FURNISH THE NAME

               AND RESIDENCE ADDRESS OF THE PERSON IN CHARGE OF SUCH OFFICE.

               Not Applicable. The Separate Account is not yet issuing securities.

          (c) FURNISH THE NUMBER OF INDIVIDUAL SALESMEN OF EACH PRINCIPAL UNDERWRITER THROUGH WHOM ANY OF THE SECURITIES OF THE TRUST WERE DISTRIBUTED FOR THE LAST FISCAL YEAR OF THE TRUST COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH AND FURNISH THE AGGREGATE AMOUNT OF COMPENSATION RECEIVED BY SUCH SALESMEN IN SUCH YEAR.

               Not Applicable.  The Contracts have not yet been issued.

     42. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST AND WITH RESPECT TO EACH OF THE OFFICERS, DIRECTORS OR PARTNERS OF SUCH UNDERWRITER (OWNERSHIP OF SECURITIES OF THE TRUST).

               Not Applicable.  The Contracts have not yet been issued.

     43. FURNISH, FOR THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH, THE AMOUNT OF BROKERAGE COMMISSIONS RECEIVED BY ANY PRINCIPAL UNDERWRITER WHO IS A MEMBER OF A NATIONAL SECURITIES EXCHANGE AND WHO IS CURRENTLY DISTRIBUTING THE SECURITIES OF THE TRUST OR EFFECTING TRANSACTIONS FOR THE TRUST IN THE PORTFOLIO SECURITIES OF THE TRUST.

               Not Applicable.

     OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

     44. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE METHOD OF VALUATION USED BY THE TRUST FOR THE PURPOSES OF DETERMINING THE OFFERING PRICE TO THE PUBLIC OF SECURITIES ISSUED THE TRUST OR THE VALUATION OF SHARES OR INTERESTS IN THE UNDERLYING SECURITIES ACQUIRED BY THE HOLDER OF A PERIODIC PAYMENT PLAN CERTIFICATE.

               Each payment is allocated to the General Account of the Company or to the Sub-Account(s) selected by the Contract Owner. Allocations to the Sub-Accounts are credited to the Contract in the form of Units. Units are credited separately for each Sub-Account. The number of Units of each Sub-Account credited to the Contract is equal to the portion of the payment allocated to the Sub-Account, divided by the dollar value of the applicable Unit as of the valuation date the payment is received at the Company's Principal Office. The number of Units resulting from each payment will remain fixed unless changed by a subsequent split of Unit value, transfer, partial withdrawal or surrender. In addition, if the Company deducts charges from a Sub-Account (as a result of Contract Owner instructions or the pro rata allocation of charges if the Contract Owner has given no instruction), each such deduction will result in cancellation of a number of Units equal in value to the charge allocated to the Sub-Account. The dollar value of a Unit of each Sub-Account varies from valuation date to valuation date based on the investment experience of that Sub-Account. That experience, in turn, will reflect the investment performance, expenses and charges of the respective Underlying Funds. The value of a Unit is set at $1.00 on the first Valuation Date of each Sub-Account.

               The dollar value of a Unit of a Sub-Account varies from Valuation Date to Valuation

               Date based on the investment experience of that Sub-Account. This investment experience reflects the investment performance, expenses and charges of the Underlying Fund in which the Sub-Account invests. The value of each Unit was set at $1.00 on the first Valuation Date of each Sub-Account.

               The value of a Unit on any Valuation Date is the product of:

               - The dollar value of the Unit on the preceding Valuation Date; times
               -    The net investment factor.

               Net Investment Factor - The net investment factor measures the investment performance of a Sub-Account during the Valuation Period just ended. The net investment factor for each Sub-Account is the result of:

               - The net asset value per share of a Fund held in the Sub-Account determined at the end of the current Valuation Period; plus
               - The per share amount of any dividend or capital gain distributions made by the Fund on shares in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period; divided by
               - The net asset value per share of a Fund share held in the Sub-Account determined as of the end of the immediately preceding Valuation Period; minus
               - The mortality and expense risk charge for each day in the Valuation Period, currently at an annual rate of 0.90% of the daily net asset value of that Sub-Account.

               The net investment factor may be greater or less than one. Therefore, the value of a Unit may increase or decrease. The Contract Owner bears the investment risk.

               Allocations to the General Account are not converted into Units, but are credited interest at a rate periodically set by the Company.

          (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE OFFERING PRICE OF THE TRUST'S SECURITIES AS OF THE LATEST PRACTICABLE DATE.

               No Contracts have been issued or offered for sale to the public.

          (c) IF THERE IS ANY VARIATION IN OFFERING PRICE OF THE TRUST'S SECURITIES TO ANY PERSON OR CLASSES OF PERSONS OTHER THAN UNDERWRITERS, STATE THE NATURE AND AMOUNT OF SUCH VARIATION AND INDICATE THE PERSON OR CLASSES OF PERSONS TO WHOM SUCH OFFERING IS MADE.

               At any time, the "price" of a Unit of a Sub-Account will be the same for all Contract Owners. However, the cost of insurance charges for the Contracts will not be the same for all Contract Owners. The insurance principles of pooling and distribution of mortality risks is based upon the assumption that each Contract Owner pays a cost of insurance charge commensurate with the Insured's mortality risk, which is actuarially determined based upon factors such as age, sex, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all Insureds would discriminate unfairly in favor of those Insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of Contract Owners because different cost of insurance rates will apply. The "price" will also vary based on net amount at risk. The Contracts will be offered and sold pursuant to this cost of insurance schedule, the Company's underwriting standards, and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that premiums must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Contract.

     45. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY SUSPENSION OF THE REDEMPTION RIGHTS OF THE SECURITIES ISSUED BY THE TRUST DURING THE THREE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH:

               Not Applicable.

          (a)  BY WHOSE ACTION REDEMPTION RIGHTS WERE SUSPENDED.

               Not Applicable.

          (b) THE NUMBER OF DAYS' WRITTEN NOTICE GIVEN TO SECURITY HOLDERS PRIOR TO SUSPENSION OF REDEMPTION RIGHTS.

               Not Applicable.

          (c)  REASON FOR SUSPENSION.

               Not Applicable.

          (d)  PERIOD DURING WHICH SUSPENSION WAS IN EFFECT.

               Not Applicable.

     46. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE METHOD OF DETERMINING THE REDEMPTION OR WITHDRAWAL VALUATION OF SECURITIES ISSUED BY THE TRUST:

               (1) THE SOURCE OF QUOTATIONS USED TO DETERMINE THE VALUE OF PORTFOLIO SECURITIES.

                    The Sub-Accounts invest only in shares of the Underlying Funds. Shares of each are sold and redeemed at their net asset value as next computed after receipt of the purchase or redemption order. Each purchase or redemption is confirmed in a written statement of the number of shares purchased or redeemed and the aggregate number of shares currently held by the respective Sub-Accounts. See
                    Item 44(a).

               (2)  WHETHER OPENING, CLOSING, BID, ASKED OR ANY OTHER PRICE
                    ISSUED.

                    See 44(a) and 46(a)(1), above.

               (3)  WHETHER PRICE IS AS OF THE DAY OF SALE OR AS OF ANY OTHER
                    TIME.

                    See 44(a) and 46(a)(1), above.

               (4) A BRIEF DESCRIPTION OF THE METHODS USED BY REGISTRANT FOR DETERMINING OTHER ASSETS AND LIABILITIES INCLUDING ACCRUAL FOR EXPENSES AND TAXES (INCLUDING TAXES ON

                    UNREALIZED APPRECIATION).

                    CONTRACT VALUE AND SURRENDER VALUE - The Contract value is the total amount available for investment and is equal to the sum of the accumulation in the General Account and the value of the Units in the Sub-Accounts. The Contract value is used in determining the surrender value (the Contract value less any loans and applicable surrender charges). There is no guaranteed minimum Contract value. Because Contract value on any date depends upon a number of variables, it cannot be predetermined. Contract value and surrender value will reflect frequency and amount of net premiums paid, interest credited to accumulations in the General Account, the investment performance of the chosen Sub-Accounts of the Separate Account, any partial withdrawals, any loans, any loan repayments, any loan interest paid or credited, and any charges assessed in connection with the Contract.

                    CALCULATION OF CONTRACT VALUE - The Contract value is determined first on the date of issue and thereafter on each valuation date. On the date of issue, the Contract value will be the payments received, plus any interest earned during the period when premiums are held in the General Account (before being transferred to the Separate Account) less any Monthly Deductions due. On each valuation date after the date of issue the Contract value will be:

                    (a) the aggregate of the values in each of the Sub-Accounts on the valuation date, determined for each Sub-Account by multiplying the value of a Unit in that Sub-Account on that date by the number of such Units allocated to the Contract; PLUS

                    (b) the value in the General Account (including any amounts transferred to the General Account with respect to a loan).

                    Thus, the Contract value is determined by multiplying the number of Units in each Sub-Account by the value of the applicable Units on the particular valuation date, adding the products, and adding the amount of the accumulations in the General Account, if any. Also see Item 44(a), above.

                    Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the Company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

               (5) OTHER ITEMS WHICH REGISTRANT DEDUCTS FROM THE NET ASSET VALUE IN COMPUTING REDEMPTION VALUE OF ITS SECURITIES.

                    Units of the Sub-Accounts will be redeemed at net asset value. However, under the Contracts, a surrender or partial redemption may be subject to Surrender charges. See 13(a), "SURRENDER CHARGES" and "PARTIAL WITHDRAWAL"

               (6)  WHETHER ADJUSTMENTS ARE MADE FOR FRACTIONS.

               No adjustments are made for fractions.

          (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE REDEMPTION PRICE TO THE HOLDERS OF THE TRUST'S SECURITIES AS OF THE LATEST PRACTICABLE DATE.

               No Contracts have been issued or offered for sale to the public.


     PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

     47. FURNISH A STATEMENT AS TO THE PROCEDURE WITH RESPECT TO THE MAINTENANCE OF A POSITION IN THE UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES, THE EXTENT AND NATURE THEREOF AND THE PERSON WHO MAINTAINS SUCH A POSITION. INCLUDE A DESCRIPTION OF THE PROCEDURE WITH RESPECT TO THE PURCHASE OF UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES FROM SECURITY HOLDERS WHO EXERCISE REDEMPTION OR WITHDRAWAL RIGHTS AND THE SALE OF SUCH UNDERLYING SECURITIES AND INTERESTS IN THE UNDERLYING SECURITIES TO OTHER SECURITY HOLDERS. STATE WHETHER THE METHOD OF VALUATION OF SUCH UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES DIFFERS FROM THAT SET FORTH IN ITEMS 44 AND 46. IF ANY ITEM OF EXPENDITURE INCLUDED IN THE DETERMINATION OF THE VALUATION IS NOT OR MAY NOT ACTUALLY BE INCURRED OR EXPENDED, EXPLAIN THE NATURE OF SUCH ITEM AND WHO MAY BENEFIT FROM THE TRANSACTION.

          All purchases and redemptions of shares of the Underlying Funds are at net asset value. Other separate accounts of the Company currently invest in shares of AIT, and AIT issues shares to separate accounts of First Allmerica and may issue shares to separate accounts of other affiliated insurance companies. Other than AIT, the other Underlying Funds may issue shares to unaffiliated insurance companies. All transactions are at net asset value. The Company will redeem sufficient shares of the Underlying Funds to pay certain life insurance proceeds, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Contract.

V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

     48. FURNISH THE FOLLOWING INFORMATION AS TO EACH TRUSTEE OR CUSTODIAN OF THE TRUST.

          (a)  NAME AND PRINCIPAL ADDRESS:

               Allmerica Financial Life Insurance and Annuity Company 440 Lincoln Street
               Worcester, MA 01653

          (b)  FORM OF ORGANIZATION:

               Stock life insurance company.

          (c) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE TRUSTEE OR CUSTODIAN WAS ORGANIZED.

               Incorporated under the laws of Delaware.

          (d)  NAME OF GOVERNMENTAL SUPERVISING OR EXAMINING AUTHORITY.

               Delaware Insurance Department. The Company is also subject to examination by the insurance departments of each state in which it does business.

     49. STATE THE BASIS FOR PAYMENT OF FEES OR EXPENSES OF THE TRUSTEE OR CUSTODIAN FOR SERVICES RENDERED WITH RESPECT TO THE TRUST AND ITS SECURITIES, AND THE AMOUNT THEREOF FOR THE LAST FISCAL YEAR. INDICATE THE PERSON PAYING SUCH FEES OR EXPENSES. IF ANY FEES OR EXPENSES ARE PREPAID, STATE THE UNEARNED AMOUNTS.

          The Company deducts the following monthly charges from the Contract Value:

          -    Maintenance Fee -- a $2.50 Maintenance Fee from
               Contracts with a Contract Value of less than $100

          - Administration Charge -- 0.20% on an annual basis for the administrative expenses

          -    Monthly Insurance Protection Charge --  Varies
               (depending on the type of Contract and Underwriting Class) for the cost of insurance

          - For the first Contract Year only, Federal and State Payment Tax Charge 1.50% on an annual basis for federal, state and local taxes.

          - For the first ten Contract years, the Company also deducts a monthly charges Distribution Fee of 0.90% on an annual basis for distribution expenses

          The following daily charge is deducted from the Sub-Accounts of the Variable Account:

          - Mortality and Expense Risk Charge -- 0.90% on an annual basis for the mortality and expense risks. This charge is imposed to compensate the Company for its assumption of certain mortality and expense risks. Such expense risks include the risks of increased costs associated with the custodian function.

          The charges below apply only if the Contract Owner surrenders the Contract or make partial withdrawals:

          - Surrender Charge - This charge applies on full surrenders within ten Contract years. The surrender charge begins at 10.00% of the Payment(s) and decreases to 0% by the tenth Contract year.

          - Partial Withdrawal Costs - The Company deducts from the Contract Value the following charges for partial withdrawals:

               - A transaction fee of 2.0% of the amount withdrawn, not to exceed $25, for each partial withdrawal for processing costs; and

               - A surrender charge on a withdrawal exceeding the "Free 10% Withdrawal," described below.

          As the Separate Account has not begun business operations, no fees have been paid.

     50. STATE WHETHER THE TRUSTEE OR CUSTODIAN OR ANY OTHER PERSON HAS OR MAY CREATE A LIEN ON THE ASSETS OF THE TRUST, AND, IF SO, GIVE FULL PARTICULARS, OUTLINING THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT THERETO.

          None. Under Delaware law, the assets supporting Contract reserves in the Separate Account may not be charged with any liabilities arising out of any other business of the Company.

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

     51. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO INSURANCE OF HOLDERS OF SECURITIES:

          Interests in the Separate Account are sold only to fund the Contracts. Other than the Contracts themselves, no insurance is sold to Contract Owners with interests in the Sub-Accounts, in connection with such interests.

          (a)  THE NAME AND ADDRESS OF THE INSURANCE COMPANY.

               Allmerica Financial Life Insurance and Annuity Company 440 Lincoln Street
               Worcester, MA 01653

          (b)  THE TYPES OF CONTRACTS AND WHETHER INDIVIDUAL OR GROUP CONTRACTS.

               The Contracts are modified single payment individual life insurance Contracts.

          (c)  THE TYPES OF RISKS INSURED AND EXCLUDED.

               The Contracts are offered to individuals age 89 and under, subject to the Company's underwriting standards. The Company assumes the risk that the deduction made for mortality and expense risks will prove inadequate to cover actual insurance costs and expenses.

          (d)  THE COVERAGE OF THE CONTRACTS.

               The Contracts provide insurance coverage on the life of the Insured. The Face Amount is stated in each Contract. Death Benefits will be reduced by any outstanding loans and any due and unpaid contract charges.

          (e) THE BENEFICIARIES OF SUCH CONTRACTS AND THE USES TO WHICH THE PROCEEDS OF CONTRACTS MUST BE PUT.

               The beneficiary is named by the Contract Owner to receive the death benefit. The interest of any beneficiary will be subject to any assignment made by the Contract Owner. The Contract Owner may declare a beneficiary to be revocable (changed any time by written request) or irrevocable (may be changed only with the written consent of the beneficiary). The interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries. If all beneficiaries die before the Insured, the death proceeds will pass to the Contract Owner.

          (f)  THE TERMS AND MANNER OF CANCELLATION AND OF REINSTATEMENT.

               See Item 17(a) for the manner of cancellation and reinstatement.

          (g) THE METHOD OF DETERMINING THE AMOUNT OF PREMIUMS TO BE PAID BY HOLDERS OF SECURITIES.

               See answer to Item 13(a) for amount of charges imposed and 44(a) and 44(c) for the manner in which the premium is determined.

          (h) THE AMOUNT OF AGGREGATE PREMIUMS PAID TO THE INSURANCE COMPANY DURING THE LAST FISCAL YEAR.

               The Company has not yet begun issuing the Contracts. In calendar year 1996, the aggregate payments paid to the Company under all other life, accident and health, annuity and deposit fund contracts was approximately $1.53 billion.

          (i) WHETHER ANY PERSON OTHER THAN THE INSURANCE COMPANY RECEIVES ANY PART OF SUCH PREMIUMS, THE NAME OF EACH SUCH PERSON AND THE AMOUNTS INVOLVED, AND THE NATURE OF THE SERVICES RENDERED THEREFOR.

               No person other than the Company receives any part of the payments. However, the Company may from time to time enter into reinsurance agreements with First Allmerica or other insurance companies under which certain insurance risks, premium income and related expenses are assumed by First Allmerica or such other insurance companies.

          (j) THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST RELATING TO INSURANCE.

               None.

VII. CONTRACT OF REGISTRANT

     52. (a) FURNISH THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO THE CONDITIONS UPON WHICH AND THE METHOD OF SELECTION BY WHICH PARTICULAR PORTFOLIO SECURITIES MUST OR MAY BE ELIMINATED FROM THE ASSETS OF THE TRUST OR MUST OR MAY BE REPLACED BY OTHER PORTFOLIO SECURITIES. IF AN INVESTMENT ADVISER OR OTHER PERSON IS TO BE EMPLOYED IN CONNECTION WITH SUCH SELECTION, ELIMINATION OR SUBSTITUTION, STATE THE NAME OF SUCH PERSON, THE NATURE OF ANY AFFILIATION TO THE DEPOSITOR, TRUSTEE OR CUSTODIAN, AND ANY PRINCIPAL UNDERWRITER, AND THE AMOUNT OF REMUNERATION TO BE RECEIVED FOR SUCH SERVICES. IF ANY PARTICULAR PERSON IS NOT DESIGNATED IN THE INDENTURE OR AGREEMENT, DESCRIBE BRIEFLY THE METHOD OF SELECTION OF SUCH PERSON.

               The investment policy of each Sub-Account of the Separate Account is to invest in a particular Underlying Fund.

               The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts of the Separate Account or that the Sub-Accounts of the Separate Account may purchase. If the shares of an Underlying Fund are no longer available for investment or if in the Company's judgment further investment in any Underlying

               Fund should become inappropriate in view of the purposes of the Separate Account or the affected Sub-Account, the Company may redeem the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

               The Company also reserves the right to establish additional Sub-Accounts of the Separate Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be deemed available to existing Contract Owners on a basis to be determined by the Company. If the Company deems it to be in the best interest of Contract Owners, and subject to any approvals that may be required under applicable law, the Variable Account or Sub-Account may be operated as a management company under the 1940 Act, may be deregistered if registration is no longer required, or may be combined with other separate accounts of the Company.

               If any of these substitutions or changes are made, the Company way by appropriate endorsement change the Contract to reflect the substitution or change.

          (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH TRANSACTION INVOLVING THE ELIMINATION OF ANY UNDERLYING SECURITY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

               Not Applicable.

          (c) DESCRIBE THE CONTRACT OF THE TRUST WITH RESPECT TO THE SUBSTITUTION AND ELIMINATION OF THE UNDERLYING SECURITIES OF THE TRUST WITH RESPECT TO:

               (1)  THE GROUNDS FOR ELIMINATION AND SUBSTITUTION;

                    See 52(a), above.

               (2) THE TYPE OF SECURITIES WHICH MAY BE SUBSTITUTED FOR ANY UNDERLYING SECURITY;

                    See 52(a), above.

               (3) WHETHER THE ACQUISITION OF SUCH SUBSTITUTED SECURITY OR SECURITIES WOULD CONSTITUTE THE CONCENTRATION OF INVESTMENT IN A PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES OR WOULD CONFORM TO A CONTRACT OF CONCENTRATION OF INVESTMENT IN A PARTICULAR; INDUSTRY OR GROUP OF INDUSTRIES;

                    Not Applicable.

               (4) WHETHER SUCH SUBSTITUTED SECURITIES MAY BE THE SECURITIES OF ANY

                    OTHER INVESTMENT COMPANY; AND

                    See 52(a), above.

               (5) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WHICH AUTHORIZE OR RESTRICT THE CONTRACT OF THE REGISTRANT IN THIS REGARD.

                    See 52(a) above.

          (d) FURNISH A DESCRIPTION OF ANY (EXCLUSIVE OF CONTRACTS COVERED BY PARAGRAPH (a) AND (b) HEREIN) OF THE TRUST WHICH IS DEEMED A MATTER OF FUNDAMENTAL CONTRACT AND WHICH IS ELECTED TO BE TREATED AS SUCH.

               None.

REGULATED INVESTMENT COMPANY

          53.  (a)  STATE THE TAXABLE STATUS OF THE TRUST.

                    Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the Company does not intend to make a charge against the assets of the Separate Account for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

                    See also 46(a), above.

               (b) STATE WHETHER THE TRUST QUALIFIED FOR THE LAST TAXABLE AS A REGULATED INVESTMENT COMPANY AS DEFINED IN SECTION 851 OF THE INTERNAL REVENUE CODE OF 1954, AND STATE ITS PRESENT INTENTION WITH RESPECT TO SUCH QUALIFICATION DURING THE CURRENT TAXABLE YEAR.

                    Not Applicable.

VIII. FINANCIAL AND STATISTICAL INFORMATION

          54. IF THE TRUST IS NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH CLASS OR SERIES OF ITS SECURITIES.

               Not Applicable.

          55. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, A TRANSCRIPT OF A HYPOTHETICAL ACCOUNT SHALL BE FILED IN APPROXIMATELY THE FOLLOWING FORM ON THE BASIS OF THE CERTIFICATE CALLING FOR THE SMALLEST AMOUNT OF PAYMENTS. THE SCHEDULE SHALL COVER A CERTIFICATE OF THE TYPE CURRENTLY BEING SOLD ASSUMING THAT SUCH CERTIFICATE HAD BEEN SOLD AT A DATE APPROXIMATELY TEN YEARS PRIOR TO THE DATE OF REGISTRATION OR TO THE APPROXIMATE DATE OF ORGANIZATION OF THE TRUST.

               Not Applicable.

          56. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH IN RESPECT OF
               CERTIFICATES SOLD DURING SUCH PERIOD, THE FOLLOWING INFORMATION FOR EACH FULLY PAID TYPE AND EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE TRUST.

               Not Applicable.

          57. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY FINANCIAL STATEMENTS FILED HEREWITH THE FOLLOWING INFORMATION FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE TRUST.

               Not Applicable.

          58. IF THE TRUST IS THE ISSUER OF PERIODIC PLAN CERTIFICATES FURNISH THE FOLLOWING INFORMATION FOR EACH INSTALLMENT PERIODIC PAYMENT PLAN CERTIFICATE OUTSTANDING AS AT THE LATEST PRACTICABLE DATE.

               Not Applicable.

          59.  FINANCIAL STATEMENTS:

               FINANCIAL STATEMENTS OF THE SEPARATE ACCOUNT

               Financial statements, if any, will be contained in a pre-effective amendment to the registration statement for the Contract on Form S-6 filed under the Securities Act of 1933.

               FINANCIAL STATEMENTS OF THE DEPOSITOR

               The Financial Statements of the Company are contained in the registration statement on Form S-6 filed by the Registrant pursuant the Securities Act of 1933. They are incorporated herein by reference.

IX.  EXHIBITS

     A.        Furnish the most recent form of the following:

               (1)  Indenture

                    Certified copy of Resolutions of the Board of Directors of the Company dated June 3, 1996 authorizing the establishment of the VEL III Account was previously filed in Registration No. 333-155569 on November 5, 1996, and is incorporated herein by reference.

               (2)  Not Applicable.

               (3)  (a)  Form of Underwriting and Administrative Services was
                         previously filed on April 16, 1998 in Post-Effective Amendment No. 11 of the VEL II Account (Registration No. 33-57792) and is incorporated by reference herein.

                    (b) Form of General Agent's Agreement is filed is filed in the Registrant's initial registration statement on Form S-6, and is incorporated herein by reference.

                    (c) Compensation Schedule is filed in the Registrant's initial registration statement on Form S-6, and is incorporated herein by reference.

               (4)  Not Applicable.

               (5) Form of Contract and initial Contract riders is filed in the Registrant's initial registration statement on Form S-6, and is incorporated herein by reference.

               (6) Organizational documents of the Company previously were filed by the Company in Registration No. 333-155569 on November 5, 1996, and are incorporated herein by reference.

               (7)  Not applicable.

               (8) (a) Form of Participation Agreement with Allmerica Investment Trust was previously filed on April 16, 1998 in Post-Effective Amendment No. 11 of the VEL II Account (Registration No. 33-57792) and is incorporated by reference herein.

                    (b) Form of Participation Agreement with Variable Insurance Products Fund and Variable Insurance Products Fund II was previously filed on April 16, 1998 in Post-Effective Amendment No. 11 of the VEL II Account (Registration
                    No. 33-57792) and is incorporated by reference herein.

                    (c) Form of Participation Agreement with Delaware Group Premium Fund, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 11 of the VEL II Account (Registration No. 33-57792) and is incorporated by reference herein.

                    (d) Form of Participation Agreement with T. Rowe Price International Series, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 11 of the VEL II Account (Registration No. 33-57792) and is incorporated by reference herein.

                    (e) Fidelity Service Agreement as of November 1, 1995 was previously was filed on April 30, 1996 in Post-Effective Amendment No. 6 to Registration No. 33-57792, and is incorporated herein by reference. An Amendment to the Fidelity Service Agreement, effective as of January 1, 1997, and a form of Fidelity Service Contract were filed on April 30, 1997 in Post-Effective Amendment No. 9 to Registration Statement No. 33-57792, and is incorporated by reference herein.

                    (f) Service Agreement with Rowe Price-Fleming International, Inc. was filed on April 30, 1997 in Post-Effective Amendment No. 9 to Registration Statement No. 33-57792, and is incorporated by reference herein.

                    (g) BFDS Agreements for lockbox and mailroom services Fidelity Service Contract, effective as of January 1, 1997, was previously filed in

                    Post-Effective Amendment No. 9 and is incorporated by reference herein.

          (9)  Not applicable.

          (10) Form of Application for Contract is filed in the Registrant's initial registration statement on Form S-6, and is incorporated herein by reference.

          (11) None.

     B.   (1)  None.

          (2)  None.

     C.   None.

                                      SIGNATURE


Pursuant to the requirements of the Investment Company Act of 1940 Allmerica Financial Life Insurance and Annuity Company, depositor of the Registrant, has caused this registration statement to be duly signed on behalf of the Registrant in the City of Worcester and Commonwealth of Massachusetts on the 25th day of June, 1998.


                                   VEL ACCOUNT III OF ALLMERICA FINANCIAL
                                   LIFE INSURANCE AND ANNUITY COMPANY
                                        (Name of Registrant)


                                   BY: ALLMERICA FINANCIAL LIFE INSURANCE
                                   AND ANNUITY COMPANY
                                        (Name of Depositor)


                                   By: /S/ Sheila B. St. Hilaire
                                      ---------------------------------------
                                   Assistant Vice President and Counsel




Attest:     /s/ Abigail M. Armstrong
       -------------------------------
               (Name)
          Secretary and Counsel
       -------------------------------
               (Title)